Exhibit 99.1

STOCK PURCHASE AGREEMENT

BY AND AMONG

THE DESCARTES SYSTEMS GROUP INC.

FLAGSHIP CUSTOMS SERVICES, INC.

ROBERT EDWARD FOLEY

AND

PETER SLUTSKY

Dated as of June 30, 2006

ARTICLE I	DEFINITIONS	1
1.1	Definitions	1
ARTICLE II	SALE AND PURCHASE	10
2.1	Agreement to Sell; Purchase Price	10
2.2	Adjustments to Purchase Price	11
2.3	Tax Withholding	14
ARTICLE III	CLOSING	14
3.1	Time and Place	14
3.2	Transactions at Closing	14
ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	15
4.1	Organization of the Company	15
4.2	Subsidiaries	15
4.3	Company Capital Structure	16
4.4	Authority	17
4.5	No Conflict; Notices and Payments Under Contracts	17
4.6	Consents	17
4.7	Company Financial Statements and Internal Controls	18
4.8	No Undisclosed Liabilities	18
4.9	Absence of Certain Changes	19
4.10	Accounts Receivable	21
4.11	Restrictions on Business Activities	21
4.12	Title to Properties; Absence of Liens and Encumbrances	22
4.13	Governmental Authorization	23
4.14	Intellectual Property	23
4.15	Product Warranties; Services	27
4.16	Agreements, Contracts and Commitments	27
4.17	Interested Party Transactions	29
4.18	Compliance with Laws	30
4.19	Litigation	30
4.20	Insurance	30
4.21	Minute Books and Records	30
4.22	Environmental Matters	31
4.23	Brokers’ and Finders’ Fees	31
4.24	Employee Plans	31
4.25	Employment Matters	34
4.26	Foreign Corrupt Practices Act	36
4.27	Bank Accounts	36
4.28	Customers	36
4.29	Former Employees	36
4.30	Representations Complete	37

ARTICLE V	REPRESENTATIONS AND WARRANTIES OF THE SELLER PARTIES 37
5.1	Right to Sell Purchased Securities; Binding Effect	37
5.2	Title to Purchased Securities, Liens, etc	37
5.3	Residency of Seller Party	38
5.4	Governmental Consents	38
5.5	Litigation, etc	38
ARTICLE VI	REPRESENTATIONS AND WARRANTIES OF THE BUYER	38
6.1	Organization of the Buyer	38
6.2	Authority	38
6.3	Buyer Common Shares	39
6.4	CSA Filings; Buyer Financial Statements	39
6.5	No Conflict	39
6.6	Litigation	40
6.7	Absence of Canadian Resale Restrictions	40
ARTICLE VII	SECURITIES ACT COMPLIANCE	41
7.1	Restrictions on Transferability	41
7.2	Legend	41
ARTICLE VIII	CERTAIN COVENANTS	42
8.1	Conduct of Business of the Company	42
8.2	Access to Information	43
8.3	Confidentiality	43
8.4	Public Disclosure	43

8.5	Conditions to the Purchase and Sale of the Purchased Securities; Further Assurances 44
8.6	Notification of Certain Matters	44
8.7	Benefit Arrangements	44
8.8	Indemnification of Directors and Officers of the Company	45
8.9	Listing and Quotation of Buyer Common Shares	45
8.10	No Solicitation	46
8.11	Resignation of Officers and Directors	46
8.12	Termination of Buy/Sell Agreement	46
8.13	Former Employee Non-Disclosure and Assignment of Inventions Agreements 46
ARTICLE IX	TAX MATTERS	47
9.1	Tax Representations	47
9.2	Tax Covenants	49
ARTICLE X	CONDITIONS TO THE OBLIGATIONS OF THE PARTIES	51
10.1	Conditions to Each Party’s Obligations	51
10.2	Additional Conditions to Obligations of the Seller Parties	51

10.3	Additional Conditions to the Obligations of The Buyer	52
ARTICLE XI	SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS; ESCROW ARRANGEMENTS; INDEMNIFICATION; LIMITATIONS 53
11.1	Survival of Representations, Warranties and Covenants	53
11.2	Escrow Arrangements	54
11.3	Indemnification	55
11.4	Limitations	56
11.5	Procedures	57
11.6	No Subrogation	58
11.7	Tax Effecting Indemnification Payment	58
11.8	Purchase Price Adjustment	58
ARTICLE XII	TERMINATION, AMENDMENT AND WAIVER	58
12.1	Termination	58
12.2	Effect of Termination	59
12.3	Amendment	60
12.4	Extension; Waiver	60
ARTICLE XIII	GENERAL PROVISIONS	60
13.1	Notices	60
13.2	Construction	62
13.3	Entire Agreement; Assignment	62
13.4	Severability	62
13.5	Specific Performance	63
13.6	Expenses	63
13.7	Successors and Assigns; Parties in Interest	63
13.8	Waiver	64
13.9	Governing Law; Venue	64
13.10	Other Remedies	64
13.11	Counterparts; Facsimile Delivery	64

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of June 30, 2006 by and among (i) The Descartes Systems Group Inc., a corporation organized under the Ontario Business Corporations Act (the “Buyer”), (ii) Flagship Customs Services, Inc., a Maryland corporation (the “Company”), (iii) Robert Edward Foley, a stockholder of the Company (“Foley”), and (iv) Peter Slutsky, a stockholder of the Company (“Slutsky” and together with Foley, the “Seller Parties”).

RECITALS

A.           The Seller Parties together with the Employee Stockholders (collectively, the “Stockholders”) own all of the issued and outstanding shares of Company Common Stock (collectively, the “Shares”) and as of the date hereof, and except for the Shares, there are no issued and outstanding shares of Company capital stock, options, warrants or other rights to purchase Company Common Stock or other capital stock of the Company.

B.           Concurrently with the execution of this Agreement, each of ______________, a stockholder of the Company (“__________”), ____________, a stockholder of the Company (“______________”), and _______________, a stockholder of the Company (“___________” and together with ________ and __________, the “Employee Stockholders”) is entering into that certain Stock Acquisition Agreement with the Buyer (“Employee Stock Purchase Agreement”) with respect to the Shares owned by each of the Employee Stockholders.

C.           The Stockholders desire to sell to the Buyer all of the Shares, and the Buyer desires to purchase all of the Shares from the Stockholders, all upon the terms and subject to the conditions contained in this Agreement, with respect to the Shares owned by the Seller Parties, and the Employee Stock Purchase Agreement, with respect to the Shares owned by Employee Stockholders.

D.          Concurrently with the execution of this Agreement and the Employee Stock Purchase Agreement, and as a condition and inducement to the Buyer’s willingness to enter into this Agreement and the Employee Stock Purchase Agreement, each of the Seller Parties and the Employee Stockholders is entering into an employment and noncompetition, nonsolicitation and assignment of developments agreement with the Company, to be effective as of the Closing.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

DEFINITIONS

1.1	Definitions. For purposes of this Agreement:

“Accounting Referee” shall mean an independent accounting firm mutually agreed upon by the Buyer and the Seller Party’s acting jointly. If the Seller Parties are unable to agree on the obligation of the Accounting Referee within two (2) Business Days of a written request for obligation presented to each Seller Parties by Buyer, Buyer shall appoint the Accounting Referee.

“Adjustment Amount” shall have the meaning set forth in Section 2.2(b)(v)(B).

“Affiliate” shall mean, with respect to the Person to which it refers, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person.

“Agreed Claims” shall have the meaning set forth in Section 11.5(d).

“Agreement” shall have the meaning set forth in the Preamble.

“Average Buyer Stock Price” shall mean the weighted average (based upon volume traded) closing price of Buyer Common Shares on The Nasdaq National Market for the twenty Trading Day period ending on the second Trading Day prior to the Closing Date.

“Balance Sheet Date” shall have the meaning set forth in Section 4.7(a).

“Business Day” shall mean any day of the year on which national banking institutions in the State of New York and the Province of Ontario are open to the public for conducting business and are not required to close.

“Buyer” shall have the meaning set forth in the Preamble.

“Buyer Common Shares” shall mean the common shares of the Buyer.

“Buyer Financial Statements” shall have the meaning set forth in Section 6.4(b).

“Buyer Material Adverse Effect” shall mean a material adverse effect on the ability of the Buyer to perform its obligations pursuant to this Agreement and the Related Agreements and to consummate the transactions contemplated hereby and thereby in a timely manner.

“Buy/Sell Agreement” shall mean that certain Agreement by and between the Seller Parties and the Company dated as of December 14, 2004.

“Canada Securities Legislation” shall have the meaning set forth in Section 6.4(a).

“Census Bureau” shall mean the U.S. Bureau of the Census or the specific Governmental Entity, at the time, the Census Contract may be assigned to as permitted per the terms of such Contract.

“Census Contract” shall mean contract number _________________________ effective as of ___________________, between the Company and the Census Bureau (as renewed, extended and modified from time to time).

“____________________” shall have the meaning set forth in the Recitals.

“Claim Certificate” shall have the meaning set forth in Section 11.5(a).

“Closing” shall have the meaning set forth in Section 3.1.

“Closing Date” shall have the meaning set forth in Section 3.1.

“Closing Date Balance Sheet” shall have the meaning set forth in Section 2.2(b)(i).

“Closing Outstanding Company Debt” shall have the meaning set forth in Section 2.2(b)(i).

“Closing Transaction Expenses” shall have the meaning set forth in Section 2.2(b)(i).

“Closing Working Capital” shall have the meaning set forth in Section 2.2(b)(i).

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Co-Employer” shall mean any Person that is or was considered to be a co-employer with the Company.

“Company” shall have the meaning set forth in the Preamble.

“Company Articles of Incorporation” shall mean the Company’s Articles of Incorporation filed with the Maryland State Department of Taxation and in effect as of immediately prior to the Closing.

“Company Authorizations” shall have the meaning set forth in Section 4.13(a).

“Company Balance Sheet” shall have the meaning set forth in Section 4.7(a).

“Company Common Stock” shall have the meaning set forth in Section 4.3(a).

“Company Customer Information” shall have the meaning set forth in Section 4.12(d).

“Company Employee Plan” shall mean any plan, program, policy, practice, contract, agreement or other arrangement (written or oral) providing for deferred compensation, profit sharing, bonus, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits, welfare (including but not limited to group or individual health, dental, vision, life or disability benefits), pension or other employee benefits or remuneration of any kind, whether formal or informal, funded or unfunded, voluntarily or statutorily payable, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, which is or has been maintained, contributed to, or required to be contributed to, by the Company or ERISA Affiliates or any Co-Employer for the benefit of any Employee, or any current or former consultant, or pursuant to which the Company has or may have any obligation or liability, contingent or otherwise.

“Company Financial Statements” shall have the meaning set forth in Section 4.7(a).

“Company Intellectual Property” shall mean any Intellectual Property that has been used, is used or is held for use in the business of the Company as previously conducted, as currently conducted or as currently proposed to be conducted.

“Company Material Adverse Effect” shall mean a material adverse effect on (a) the business, assets, liabilities, condition (financial or other), prospects or results of operations of the Company other than (X) changes or effects which are the result of occurrences relating to general economic conditions that do not negatively affect the Company disproportionately or (Y) conditions generally affecting the industry in which the Company principally operates that do not negatively affect the Company disproportionately or (b) the ability of the Company to perform its obligations pursuant to this Agreement and the Related Agreements and to consummate the Closing and the transactions contemplated hereby and thereby in a timely manner. For purposes of clarification, it is hereby agreed that any cancellation, termination, non-renewal, material reduction of services provided under (including any similar events or notices thereof) or material breach by the Company or the Bureau of Census, under the Census Contract shall be considered a Company Material Adverse Effect.

“Company Products” shall have the meaning set forth in Section 4.15(a).

“Company Registered Intellectual Property” shall mean all of the Registered Intellectual Property owned by, under obligation of assignment to, or filed in the name of, the Company.

“Company Schedules” shall have the meaning set forth in Article IV.

“Company Stock Rights” shall mean all outstanding subscriptions, options, calls, warrants or any other rights, whether or not currently exercisable, to acquire any shares of Company Common Stock or that are or may become convertible into or exchangeable for any shares of Company Common Stock or another Company stock right.

“Continuing Employees” shall have the meaning set forth in Section 8.7(a).

“Contract” shall mean any mortgage, indenture, lease, contract, insurance policy, covenant or other agreement, instrument or commitment, permit, concession, franchise or license, in each case whether written or oral.

“CSA” shall have the meaning provided in Section 6.4(a).

“CSA Reports” shall have the meaning provided in Section 6.4(a).

“Debt” shall mean, without duplication, (a) all obligations of the Company for borrowed money or extensions of credit (including bank overdrafts and advances), (b) all obligations of the Company evidenced by bonds, debentures, notes or other similar instruments, (c) all obligations of the Company to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business, (d) all obligations of the Company as lessee capitalized in accordance with GAAP, (e) all Debt of others secured by a Lien on any asset of the Company, whether or not such Debt is assumed by the Company, (f) all obligations of the Company, contingent or otherwise, directly or indirectly guaranteeing any Debt or other obligation of any other Person, all obligations to reimburse the issuer in respect of letters of credit or under performance or surety bonds, or other similar obligations, (g) all obligations in respect of bankers’ acceptances and under reverse repurchase agreements, and (h) all obligations of the Company in respect of futures contracts, swaps, other financial contracts and other similar obligations (determined on a net basis as if such contract or obligation was being terminated early on such date).

“Declaration” shall have the meaning set forth in Section 7.1(c)(i).

“Dispute Notice” shall have the meaning set forth in Section 2.2(b)(ii).

“DOL” shall mean the United States Department of Labor.

“Employee” shall mean any current employee, officer, or director of the Company, including any current employee co-employed by the Company and a Co-Employer.

“Employee Stock Purchase Agreement” shall have the meaning set forth in the Recitals.

“Employee Stockholders” shall have the meaning set forth in the Recitals.

“Employment Agreement” shall refer to each management, employment, severance, consulting, relocation, repatriation, expatriation, visa, work permit or similar agreement or contract between the Company or any of its respective Affiliates, on the one hand, and any Employee or consultant currently employed by the Company, on the other hand.

“ERISA” shall mean the United States Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any Person that, together with the Company, would be treated as a single employer under Section 414 of the Code or Section 4001 of ERISA and the regulations thereunder.

“Escrow Agent” shall mean Computershare Trust Company, Inc.

“Escrow Agreement” shall have the meaning set forth in Section 3.2(c)(i).

“Escrow Amount” shall mean an amount in cash equal to $3,575,000.

“Escrow Fund” shall have the meaning set forth in Section 11.2(a).

“Estimated Closing Date Balance Sheet” shall have the meaning set forth in Section 2.2(a)(i).

“Estimated Outstanding Company Debt” shall have the meaning set forth in Section 2.2(a)(i).

“Estimated Transaction Expenses” shall have the meaning set forth in Section 2.2(a)(ii).

“Estimated Working Capital” shall have the meaning set forth in Section 2.2(a)(i).

“Estimated Working Capital Deficiency” shall mean the amount (if any) by which the Estimated Working Capital is less than $1.0 million.

“Estimated Working Capital Surplus” shall mean the amount (if any) by which the Estimated Working Capital is greater than $1.0 million.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended.

“Final Closing Statement” shall have the meaning set forth in Section 2.2(b)(i).

“Final Determination Date” shall have the meaning set forth in Section 2.2(b)(iv).

“Final Purchase Price” shall have the meaning set forth in Section 2.2(b)(v)(A).

“Foley” shall have the meaning set forth in the Preamble.

“Former Employee” shall mean any former or retired employee of the Company, including any former employee co-employed by the Company and a Co-Employer.

“Fundamental Representations” shall have the meaning set forth in Section 11.1(a).

“GAAP” shall have the meaning set forth in Section 4.7(a).

“Governmental Entity” shall have the meaning set forth in Section 4.6.

“Hazardous Material” shall have the meaning set forth in Section 4.22(a).

“Hazardous Materials Activities” shall have the meaning set forth in Section 4.22(b).

“Indemnified D&Os” shall have the meaning set forth in Section 8.8(a).

“Indemnified Parties” shall have the meaning set forth in Section 11.3.

“Initial Cash Payment” shall have the meaning set forth in Section 2.1(c).

“Initial Closing Statement” shall have the meaning set forth in Section 2.2(a).

“Initial Payment” shall have the meaning set forth in Section 2.2(b)(v)(a).

“Initial Stock Payment” shall have the meaning set forth in Section 2.1(c).

“Intellectual Property” shall mean any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and all patents, applications, documents and filings claiming priority to or serving as a basis for priority thereof; (ii) all inventions (whether or not patentable), invention disclosures, improvements, trade secrets, proprietary information, know how, computer software programs (in both source code and object code form), technology, technical data and customer lists, tangible or intangible proprietary information, and all documentation relating to any of the foregoing; (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (vi) all proprietary databases and data collections and all rights therein throughout the world; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world; (viii) all Web addresses, sites and domain names and numbers; and (ix) any similar or equivalent rights to any of the foregoing anywhere in the world.

“IRS” shall mean the United States Internal Revenue Service.

“_______________” shall have the meaning set forth in the Recitals.

“________________” shall have the meaning set forth in the Recitals.

“Knowledge” or “knowledge” (including any derivation thereof such as “known” or “knowing”) shall mean the actual knowledge of the Seller Parties or any facts or circumstances that would have reasonably been known by any of the Seller Parties if they had made all reasonable inquiries about the same of all Employees who might reasonably be expected to have knowledge of the relevant fact, event, circumstance or occurrence.

“Law(s)” shall mean any federal, state, provincial, foreign, or local law, statute, ordinance, rule, regulation, writ, injunction, directive, order, judgment, administrative interpretation, treaty, decree, administrative or judicial decision and any other executive, legislative, regulatory or administrative proclamation.

“Lease(s)” shall have the meaning set forth in Section 4.12(a)(ii).

“Lien” shall mean any lien, pledge, mortgage, deed of trust, security interest, claim, lease, license, charge, option, right of first refusal, easement, restriction, reservation, servitude, proxy, voting trust or agreement, transfer restriction under any shareholder or similar agreement, or encumbrance of any nature whatsoever.

“Losses” shall mean, without duplication, claims, losses, liabilities, deficiencies, royalties, damages, interest and penalties, costs and expenses, including reasonable attorneys’ fees and reasonable out-of-pocket expenses, and expenses of investigation and defense.

“Management Escrow Amount” shall mean an amount in cash equal to $4,000,000.

“Management Escrow Fund” shall have the meaning set forth in Section 11.2(a).

“Management Escrow Period” shall have the meaning set forth in Section 11.2(d).

“Nondisclosure Agreement” shall have the meaning set forth in Section 8.3.

“Outstanding Company Debt” shall mean all Debt of the Company.

“Outstanding Securities Payment” shall have the meaning set forth in Section 2.1(c)

“OSA” shall have the meaning set forth in Section 6.7(a).

“OSC” shall have the meaning set forth in Section 6.7(a).

“Person” shall mean any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Entity or other entity.

“Plans” shall have the meaning set forth in Section 8.7(b).

“Proposal” shall have the meaning set forth in Section 8.10(a).

“Publicly Available Software” shall have the meaning set forth in Section 4.14(j).

“Purchased Securities” shall have the meaning set forth in Section 2.1(a).

“Purchase Price” shall have the meaning set forth in Section 2.1(b).

“Qualified Plan” shall have the meaning set forth in Section 4.24(c).

“Real Property” shall have the meaning set forth in Section 4.12(a)(i).

“Registered Intellectual Property” shall mean all United States, international and foreign: (i) patents and patent applications (including provisional applications and design patents and applications) and all reissues, divisions, divisionals, renewals, extensions, counterparts, continuations and continuations-in-part thereof, and all patents, applications, documents and filings claiming priority thereto or serving as a basis for priority thereof; (ii) registered trademarks, registered service marks, applications to register trademarks, applications to register service marks, intent-to-use applications, or other registrations or applications related to trademarks; (iii) registered copyrights and applications for copyright registration; (iv) domain name registrations and Internet number assignments; and (v) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any Governmental Entity.

“Regulations” shall have the meaning set forth in Section 6.7(b).

“Related Agreement(s)” shall have the meaning set forth in Section 4.4.

“Rule 144” shall have the meaning set forth in Section 7.1(a).

“Securities Act” shall mean the Securities Act of 1933, as amended.

“SEC” shall have the meaning set forth in Section 7.1(b).

“Seller Parties” shall have the meaning set forth in the Preamble.

“Seller Party’s Pro Rata Share” for (1) Slutsky shall be equal to 50% and (2) Foley shall be equal to 50%.

“Services” shall have the meaning set forth in Section 4.15(b).

“Shares” shall have the meaning set forth in the Recitals.

“Slutsky” shall have the meaning set forth in the Preamble.

“Special Escrow Amount” shall mean an amount in cash equal to $500,000.

“Special Escrow Fund” has the meaning set forth in Section 11.2(a).

“Standard Support Agreement” shall have the meaning set forth in Section 4.14(h).

“Stockholders” shall have the meaning set forth in Recitals.

“Subsidiary” shall mean with respect to any Person, any Person of which equity securities or other ownership interests having ordinary power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned or controlled by such Person.

“Support Agreements” shall have the meaning set forth in Section 4.14(o).

“Tax” and “Taxes” shall mean (i) all federal, state, local and foreign net income, alternative or add-on minimum, estimated, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital profits, lease, service, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit taxes, customs duties and other taxes, governmental fees and other like assessments and charges of any kind whatsoever, together with all interest, penalties, additions to tax and additional amounts with respect thereto, (ii) any liability for payment of amounts described in clause (i) as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of law, and (iii) any liability for payment of amounts described in clause (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other person for Taxes.

“Tax Authority” shall mean any Governmental Entity responsible for the imposition or collection of any Tax.

“Tax Contest” shall have the meaning set forth in Section 9.2(d).

“Tax Returns” shall mean all returns, declarations, reports, claims for refund, information statements and other documents relating to Taxes, including all schedules and attachments thereto, and including all amendments thereof.

“Termination Date” shall have the meaning set forth in Section 12.1(b).

“Third Party Claim” shall have the meaning set forth in Section 11.5(c).

“Third Party Platform” shall have the meaning set forth in Section 4.16(xix).

“Threshold Amount” shall have the meaning set forth in Section 11.4(a).

“Trading Day” shall mean any day of the year on which The Nasdaq National Market is open for public trading of securities.

“Transaction Expenses” shall mean (i) all fees and expenses incurred on or before the Closing Date by the Company in connection with the Closing or the other transactions contemplated by this Agreement (other than audit fees), including all legal, accounting, investment banking, tax and financial advisory and all other fees and expenses of third parties incurred by the Company or the Stockholders in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby and (ii) $10,000 (to cover specified audit fees of Deloitte & Touche LLP.

“Working Capital” shall mean the excess of current assets over current liabilities, excluding the Transaction Expenses. Current assets include cash, accounts receivable, deposits and prepaid expenses provided they are expected to be realized within twelve (12) months of the Closing Date, plus an accrual for revenues and expenses incurred through the Closing Date. Accounts receivable that are more than sixty (60) days overdue will be excluded from current assets; provided that accounts receivable in excess of sixty (60) days collected during the period between Closing and the finalizing of the Final Closing Statement shall be included in current assets and the Seller Parties shall have the right to assume control of such collections so long as the method for collecting such accounts receivable shall be substantially the same as used prior to the Closing Date. Current liabilities shall include all accounts payable, taxes payable, payroll liabilities, and any other liability that is due within twelve (12) months from Closing Date.

ARTICLE II

SALE AND PURCHASE

2.1	Agreement to Sell; Purchase Price.

(a)   On the terms and subject to conditions set forth in this Agreement, at the Closing the Seller Parties will sell to the Buyer, and the Buyer will purchase from the Seller Parties, the Shares held by each of the Seller Parties as set forth opposite such Seller Party’s name on Schedule 1 (the “Purchased Securities”), all in exchange for the payment of the Purchase Price as provided by this Section 2.1 and Section 2.2.

(b)   The “Purchase Price” shall equal (i) $28,600,000 (Twenty-Eight Million Six Hundred Thousand Dollars), minus (ii) the Estimated Outstanding Company Debt, minus (iii) the Estimated Transaction Expenses, plus or minus, as applicable, (iv) a sum equal to (A) 50% of the Estimated Working Capital Surplus or (B) 100% of the Estimated Working Capital Deficiency, respectively. The Purchase Price shall be payable (X) in a combination of cash and Buyer Common Shares as specified in Section 2.1(c) hereof, and (Y) by the deposit by Buyer of the Escrow Amount, the Special Escrow Amount and the Management Escrow Amount, respectively, into the Escrow Fund, the Special Escrow Fund and the Management Escrow Fund, as applicable, pursuant to Section 3.2(c). Following the Closing, the Purchase Price shall be subject to further adjustment in accordance with Section 2.2.

(c)   At the Closing, Buyer shall pay to each Seller Party his Outstanding Securities Payment. Each Seller Party’s “Outstanding Securities Payment” will equal (i) an amount in cash (the “Initial Cash Payment”) equal to such Seller Party’s Pro Rata Share of the Purchase Price, minus $2,000,000 (Two Million Dollars), minus such Seller Party’s Pro Rata Share of each of the Escrow Amount, the Special Escrow Amount and the Management Escrow Amount (which shall be deposited into the Escrow Fund, the Special Escrow Fund or the Management Escrow Fund, as applicable, by the Buyer pursuant to Section 3.2(c)) plus (ii) such Seller Party’s Initial Stock Payment. The “Initial Stock Payment” for each Seller Party shall be a number of Buyer Common Shares equal to $2,000,000 (Two Million Dollars) divided by the Average Buyer Stock Price.

2.2	Adjustments to Purchase Price.

(a)   Initial Adjustments. In order to calculate the Purchase Price, at least two (2) Business Days prior to the Closing Date, the Company shall deliver to the Buyer a certificate (the “Initial Closing Statement”) of the Company signed by each of the Seller Parties certifying the good faith belief of the Seller Parties as to the accuracy and completeness, in each case as of the Closing, of:

(i)           an estimated unaudited balance sheet (the “Estimated Closing Date Balance Sheet”) of the Company as of the Closing Date. The Estimated Closing Date Balance Sheet shall be substantially in the form of the Company Balance Sheet and shall be prepared in accordance with GAAP and on a basis consistent with and utilizing the same principles, practices and policies as those used in preparing the Company Balance Sheet. Working Capital as of the Closing Date (the “Estimated Working Capital”) shall be derived from and set forth on the Estimated Closing Date Balance Sheet and Outstanding Company Debt as of the Closing Date (the “Estimated Outstanding Company Debt”) shall be as set forth on the Estimated Closing Date Balance Sheet;

(ii)         the estimated aggregate Transaction Expenses (the “Estimated Transaction Expenses”), together with a description and the amount of each element thereof;

(iii)        the Company’s calculation of the Purchase Price based on the Estimated Closing Date Balance Sheet, the Estimated Transaction Expenses, the Estimated Outstanding Company Debt, and the Estimated Working Capital Surplus or Estimated Working Capital Deficiency, as applicable; and

(iv)        (x) each Seller Party’s Pro Rata Share of the Escrow Amount, the Special Escrow Amount and the Management Escrow Amount; (y) the amount of the Outstanding Securities Payment for each Seller Party (comprised of the Initial Cash Payment and the Initial Stock Payment with respect to each Seller Party); and (z) the amount of the required withholding (if any) with respect to each Seller Party’s Initial Cash Payment and the Initial Stock Payment.

The Buyer shall be given timely access to all supporting workpapers used in the preparation of the Estimated Closing Date Balance Sheet and the Initial Closing Statement.

(b)   Final Adjustments to Purchase Price. (i) As soon as practicable, but in any event within ninety (90) days following the Closing Date, the Buyer shall cause the Company’s accountants to prepare and deliver to each Seller Party a certificate (the “Final Closing Statement”) which includes an unaudited balance sheet (the “Closing Date Balance Sheet”) of the Company as of 11:59 p.m., Eastern time, on the Closing Date. The Closing Date Balance Sheet shall be substantially in the form of the Company Balance Sheet and shall be prepared in accordance with GAAP and on a basis consistent with and utilizing the same principles, practices and policies as those used in preparing the Company Balance Sheet. The Final Closing Statement shall set forth Working Capital as of the Closing Date as derived from the Closing Date Balance Sheet (the “Closing Working Capital”), Outstanding Company Debt as of the Closing Date as derived from the Closing Date Balance Sheet (the “Closing Outstanding Company Debt”) and the Transaction Expenses as of the Closing Date (the “Closing Transaction Expenses”). Upon reasonable request, the Seller Parties shall be provided copies of supporting workpapers used in the preparation of the Final Closing Statement.

(ii)         The Seller Parties may jointly, but not severally, dispute any amounts reflected on the Final Closing Statement or the calculation of Closing Working Capital, Closing Outstanding Company Debt or Closing Transaction Expenses; provided, that the Buyer shall have received in a single written notice, signed by each Seller Party, setting forth each disputed item, specifying the amount thereof in dispute and setting forth, in reasonable detail, the basis for such dispute, within thirty (30) days of the Buyer’s delivery of the Final Closing Statement pursuant to clause (i) above (the “Dispute Notice”).

(iii)        If a Dispute Notice is delivered to the Buyer within the 30-day period referred to in Section 2.2(b)(ii), Slutsky and the Buyer shall, during the twenty (20) days following such delivery, use good faith efforts to reach agreement on the disputed items or amounts in order to finally determine the Final Closing Statement, Closing Working Capital, Closing Outstanding Company Debt and the Closing Transaction Expenses. If they are unable to reach agreement concerning the Final Closing Statement, Closing Working Capital, Closing Outstanding Company Debt or the Closing Transaction Expenses during that period, they shall promptly thereafter submit to the Accounting Referee and thereafter cause the Accounting Referee to review the disputed items or amounts for the purpose of final determination of the Final Closing Statement, the calculation of Closing Working Capital, the calculation of Closing Outstanding Company Debt and the calculation of the Closing Transaction Expenses. In making such determination and calculations, the Accounting Referee shall consider only those items or amounts in the Final Closing Statement, the Buyer’s calculation of Closing Working Capital, Closing Outstanding Company Debt or the Closing Transaction Expenses as to which the Seller Parties have noted in the Dispute Notice. The Accounting Referee shall deliver to the Seller Parties and the Buyer as promptly as practicable (but in no event later than thirty (30) days after submission) a report setting forth the Accounting Referee’s calculation of the disputed amounts and each of the Seller Parties’ and Buyer shall have five (5) business days to provide written comments on such draft report. The Accounting Referee shall consider any such written comments in good faith, and shall use commercially reasonable efforts to, within three (3) business days following the five (5) business day comment period (or as soon as reasonably practicable thereafter), deliver to the Seller Parties and Buyer a final report setting forth the Accounting Referee’s final calculation of any remaining disputed amounts. Such final report shall be final and binding upon the Seller Parties and all parties to this Agreement and the resulting Final Closing Statement and calculation of Closing Working Capital, Closing Outstanding Company Debt and the Closing Transaction Expenses shall be final for all purposes of this Agreement. The Buyer, on the one hand, and the Seller Parties, on the other hand, shall each pay their own fees and expenses and one-half of the costs and charges of the Accounting Referee’s review and report. The Seller Parties’ share of these costs will be paid from the Special Escrow Amount (such cost of the Seller Parties shall not be considered a Transaction Expense).

(iv)        The Final Closing Statement, Closing Working Capital, Closing Outstanding Company Debt and the Closing Transaction Expenses shall be deemed conclusively determined for purposes of this Agreement upon the date (the “Final Determination Date”) that is the earlier of (x) the failure of a Dispute Notice to be delivered to Buyer within thirty (30) days of the Buyer’s delivery of the Final Closing Statement pursuant to clause (ii) above, (y) the resolution of all disputes pursuant to Section 2.2(b)(iii) by the Buyer and the Seller Parties, and (z) the resolution of all remaining disputes pursuant to Section 2.2(b)(iii) by the Accounting Referee.

(v)          Upon the determination pursuant to Section 2.2(b) of the Final Closing Statement, the Closing Working Capital, the Outstanding Company Debt and the Closing Transaction Expenses, the Purchase Price shall be recalculated pursuant to the formula contained in Section 2.1(b) using (i) the Closing Working Capital, the Closing Outstanding Company Debt and the Closing Transaction Expenses determined pursuant to Section 2.2(b) in lieu of the Estimated Working Capital, Estimated Outstanding Company Debt and Estimated Transaction Expenses set forth in the Initial Closing Statement such that:

(A)         If the Purchase Price as adjusted pursuant to this Section 2.2(b)(v) (the “Final Purchase Price”) is greater than the Initial Payment, the Buyer shall pay to each Seller Party such Person’s Pro Rata Share of an amount in cash equal to the Final Purchase Price minus the Initial Payment. The “Initial Payment” shall be equal to the sum of (i) the Initial Cash Payment paid to Slutsky, (ii) the Initial Stock Payment paid to Slutsky (valued for these purposes at $2,000,000), (iii) the Initial Cash Payment paid to Foley, (iv) the Initial Stock Payment paid to Foley (valued for these purposes at $2,000,000), (v) the Escrow Amount deposited in the Escrow Fund, (vi) the Special Escrow Amount deposited in the Special Escrow Fund, and (vii) the Management Escrow Amount deposited in the Management Escrow Fund.

(B)         If the Final Purchase Price is less than the Initial Payment (such difference, the “Adjustment Amount”), then Buyer shall be entitled to withdraw an amount in cash equal to the Adjustment Amount from the Special Escrow Fund in accordance with Section 11.2(c) of this Agreement and such amount shall be deemed a decrease to the Purchase Price.

All payments pursuant to this Section 2.2(b)(v) shall be made in cash or same day funds within five (5) business days after the determination of the Final Purchase Price.

2.3         Tax Withholding. The Buyer shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to the Seller Parties such amounts as the Buyer reasonably determines it is required to deduct and withhold with respect to the making of such payment under any applicable Tax law. To the extent amounts are required to be withheld, the Buyer shall provide the Seller Parties with notice of such withholding and an opportunity to cure any withholding requirement. To the extent that amounts are so withheld, with respect to a Seller Parties, such withheld amounts shall be treated for all purposes hereof as having been paid to such Seller Parties in respect of which such deduction and withholding was made. Any amounts so withheld will be timely remitted by the Buyer to the appropriate Tax Authority.

ARTICLE III

CLOSING

3.1         Time and Place. The closing of the sale and purchase of the Purchased Securities (the “Closing”) shall be held at the offices of Bingham McCutchen LLP, 150 Federal Street, Boston, Massachusetts, within forty-eight (48) hours following the satisfaction of all of the conditions set forth in Article X, other than those that by their nature can be satisfied only on the Closing Date or at such other date and time, or at such other place as the Buyer and the Seller Parties may agree. The date on which the Closing is actually held hereunder is sometimes referred to herein as the “Closing Date”.

3.2	Transactions at Closing. At the Closing:

(a)   Purchased Security Certificates. The Seller Parties shall deliver to the Buyer, free and clear of any Lien, certificates representing the Purchased Securities, each duly endorsed in blank or with duly executed stock powers or other transfer documents attached.

(b)   Use of Cash; Payment of Indebtedness; Transaction Expenses. Immediately prior to the Closing, the Seller Parties (i) shall cause the Company to pay, as of the Closing Date, any unpaid Estimated Transaction Expenses identified on the Initial Closing Statement and (ii) shall cause the Company to pay and discharge all Estimated Outstanding Company Debt evidenced on the Initial Closing Statement, in each case by wire transfer of immediately available funds. The Company shall deliver to the Buyer (x) pay-off letters, releases and Lien discharges (or agreements therefor) with respect to all of the Debt in a form reasonably satisfactory to the Buyer, from each creditor to whom such Estimated Outstanding Company Debt is owed and (y) receipts evidencing payment of the Estimated Transaction Expenses.

(c)   (i)   Escrow Amount. At Closing the Buyer, shall deposit the Escrow Amount with the Escrow Agent. The Escrow Amount shall provide a source of funding to the Indemnified Parties for any Losses for which they are entitled to be indemnified pursuant to Article XI. The Escrow Amount shall be held in trust by the Escrow Agent pursuant to the terms of the escrow agreement substantially in the form of Exhibit A (the “Escrow Agreement”) and shall be released in accordance with the terms thereof.

(ii)         Special Escrow. At Closing, the Buyer shall deposit the Special Escrow Amount with the Escrow Agent. The Special Escrow Amount shall be available to pay to the Buyer the Additional Amount, as described in Section 2.2(b)(v). The Special Escrow Amount shall be held in trust by the Escrow Agent pursuant to the terms of the Escrow Agreement and shall be released in accordance with the terms thereof.

(iii)        Management Escrow. At Closing, the Buyer shall deposit the Management Escrow Amount with the Escrow Agent. The Management Escrow Amount shall be held in trust by the Escrow Agent pursuant to the terms of the Escrow Agreement and shall be released in accordance with the terms thereof.

(d)   Payment of Outstanding Securities Payment. The Buyer shall deliver to each Seller Party such Person’s Initial Cash Payment at Closing. The Buyer shall cause certificates evidencing the Initial Stock Payment in respect of such Seller’s Party’s Purchased Securities, as provided by Section 2.1(c) to be issued in the name of each Seller Party and Buyer shall cause such stock certificates to be delivered to the Seller Parties as soon as reasonably practicable following the Closing.

(e)   Escrow Agreement. The Escrow Agent, the Buyer and each Seller Party shall each execute and deliver the Escrow Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to such exceptions as are disclosed in the disclosure letter dated the date hereof and delivered herewith to the Buyer (the “Company Schedules”) (each of which exceptions disclosed in one section of the Company Schedules shall be deemed disclosed in each other section of the Company Schedules provided it is reasonably apparent on its face that the matter is responsive to the representation to which such other section relates), each of the Seller Parties, jointly and severally, hereby represent and warrant to the Buyer as of the date hereof and as of the Closing as follows:

4.1         Organization of the Company. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. The Company has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business. There is no jurisdiction in which the conduct of the Company’s business or the ownership, leasing, holding or use of its properties makes qualification as a foreign corporation necessary, except such other jurisdictions where the failure to be so qualified or licensed or in good standing would not reasonably be expected to have a Company Material Adverse Effect. The Company is not qualified or licensed to do business as a foreign corporation in any jurisdiction. The Company has delivered to the Buyer a true and correct copy of the Company Articles of Incorporation and its By-laws, each as amended to date and in full force and effect on the date hereof. The Company has not violated the Company Articles of Incorporation or its By-laws in any material respect. Other than Maryland, there is no state or foreign jurisdiction in which the Company has facilities, maintains an office or has an Employee.

4.2         Subsidiaries. The Company does not own and has never owned, directly or indirectly, any capital stock of or any other equity interest in, or controlled, directly or indirectly, any other Person or any Subsidiary, and the Company is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity.

4.3	Company Capital Structure.

(a)       The authorized capital stock of the Company consists of 5,000 shares of Common Stock, no par value (the “Company Common Stock”), of which, as of immediately prior to, and contingent upon the Closing, 102.0979 shares are issued and outstanding and will be issued and outstanding as of the Closing Date. The Company does not have any other shares of capital stock issued or outstanding. The outstanding shares of Company Common Stock are held of record and beneficially by the Persons, with the addresses of record and in the amounts set forth on Schedule 4.3(a). All outstanding shares of Company Common Stock (i) are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by statute, the Company Articles of Incorporation or By-laws of the Company or any agreement to which the Company is a party or by which it is bound, and (ii) have been offered, sold and delivered by the Company in compliance with all applicable Laws. There are no declared or accrued but unpaid dividends with respect to any shares of Company Common Stock.

(b)      (i) The Company has never adopted, sponsored or maintained any stock option plan or any other plan or agreement providing for equity compensation to any Person. The Company does not have, as of the date hereof, nor will it have, as of the Closing Date, any outstanding options for the purchase of shares of Company Common Stock or any other capital stock of the Company.

(ii)         The Company does not have, as of the date hereof, nor will it have, as of the Closing Date any outstanding warrants for the purchase of shares of Company Common Stock or any other capital stock of the Company.

(iii)        Except as disclosed on Schedule 4.3(b)(iii), there are no Company Stock Rights or agreements of any character, written or oral, to which the Company is a party, or by which the Company is bound, obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Company Common Stock or any capital stock or equity or other ownership interest or obligating the Company to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such Company Stock Right. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to the Company.

(iv)        There are no (x) voting trusts, proxies, or other agreements or understandings with respect to the voting stock of the Company to which the Company is a party, by which the Company is bound, or of which the Seller Parties have knowledge, or (y) other than the Employee Stock Purchase Agreement, agreements or understandings to which the Company or any Seller Party is a party, by which the Company or any Seller Party is bound, or of which the Seller Parties have knowledge relating to the voting, registration, sale or transfer (including agreements relating to rights of first refusal, “co-sale” rights or “drag-along” rights) of any Company Common Stock.

4.4         Authority. The Company has all requisite corporate power and authority to enter into this Agreement and the Escrow Agreement, and any other agreements, certificates or documents contemplated hereby or thereby (the “Related Agreements”) to which it is a party. The execution and delivery of this Agreement and the Related Agreements to which the Company is a party, and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company and no further action is required on the part of the Company to authorize this Agreement and the Related Agreements to which it is a party and the transactions contemplated hereby and thereby. This Agreement has been, and each of the Related Agreements to which the Company is a party will be at the Closing, duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto and thereto (other than the Company), this Agreement constitutes, and in the case of each of the Related Agreements they will at Closing constitute, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

4.5	No Conflict; Notices and Payments Under Contracts.

(a)      Except as set forth on Schedule 4.5(a), the execution and delivery by the Company of this Agreement and the Related Agreements to which the Company is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) result in the loss by the Company of any benefit under, or create in any third party a right of termination, cancellation, modification or acceleration of any obligation under (i) any provision of the Company Articles of Incorporation, By-laws or other organizational or constituent documents of the Company, (ii) any material Contract to which the Company is a party or to which any of its properties or assets (whether tangible or intangible) is subject or bound or any Contract described in Section 4.16, or (iii) any Law materially applicable to the Company or any of its properties or assets (whether tangible or intangible).

(b)      Schedule 4.5(b) sets forth all notices to, and all necessary consents, waivers and approvals of, parties to any Contracts as are required thereunder in connection with the transactions contemplated by this Agreement and the Related Agreements to which the Company is a party, or for any such Contract to remain in full force and effect without limitation, modification or alteration (including payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company would otherwise be required to pay pursuant to the terms of such Contracts had the transactions contemplated by this Agreement not occurred) after the Closing so as to preserve all material rights of, and benefits to, the Company under such Contracts from and after the Closing.

4.6         Consents. Except as set forth in Schedule 4.6, no consent, waiver, approval, order or authorization of, or registration, declaration or filing with, or notice to any court, administrative agency or commission or other federal, state, county, local or foreign governmental authority, instrumentality, agency or commission (each, a “Governmental Entity”) is required by, or with respect to, the Company in connection with the execution and delivery of this Agreement and the Related Agreements to which the Company is a party or the consummation of the transactions contemplated hereby and thereby.

4.7	Company Financial Statements and Internal Controls.

(a)      Schedule 4.7(a) sets forth (i) the unaudited balance sheets and the related unaudited statements of operations and changes in stockholders’ equity and cash flows of the Company for the fiscal years ended December 31, 2005 and December 31, 2004 and (ii) the unaudited balance sheet of the Company (the “Company Balance Sheet”) as of March 31, 2006 (the “Balance Sheet Date”) and the related unaudited statements of operations and changes in stockholders’ equity and of cash flows of the Company for the three-month period then ended reviewed in accordance with U.S. Generally Accepted Auditing Standards applicable to review engagements (the financial statements referred to in items (i) and (ii), collectively, the “Company Financial Statements”). The Company Financial Statements are accurate and complete and have been prepared from the books and records of the Company and in accordance with generally accepted accounting principles effective in the United States (“GAAP”) applied on a consistent basis throughout the periods indicated and consistent with each other, except for the absence of footnotes. To the Knowledge of the Seller Parties, the Company Financial Statements fairly present, in all material respects, the financial position, results of operations and cash flows of the Company as of the dates and for the periods indicated therein, subject, to normal year-end adjustments which were not material in amount or significance.

(b)      To the knowledge of the Seller Parties, neither the Company nor any Employee, auditor, accountant or representative of the Company has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the Company Financial Statements or the systems or processes of the Company designed to provide the reliability and accuracy of such Company Financial Statements. To the knowledge of the Seller Parties, there have been no instances of fraud, whether or not material, during any period covered by the Company Financial Statements.

(c)       To the knowledge of the Seller Parties, no Employee has provided or is providing information to any Governmental Entity regarding the commission or possible commission of any crime or the violation or possible violation of any Law applicable to the Company or any part of its operations. To the knowledge of the Seller Parties, none of the Company, or any Employee, contractor, consultant, subcontractor or agent of the Company has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an Employee in the terms and conditions of employment because of any act of such Employee described in 18 U.S.C. Section 1514A(a).

4.8	No Undisclosed Liabilities.

(a)       The Company does not have any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any type, whether accrued, absolute, contingent, matured, unmatured or other (whether or not required to be reflected in the Company Financial Statements in accordance with GAAP), that (i) exceeds $25,000 individually or in the aggregate and (ii) has not (x) been reflected in the Company Balance Sheet or (y) arisen in the ordinary course of the Company’s business consistent with past practices since the Balance Sheet Date.

(b)      The Company has not, at any time, (i) made a general assignment for the benefit of creditors, (ii) filed, or had filed against it, any bankruptcy petition or similar filing, (iii) suffered the attachment or other judicial seizure of all or a substantial portion of its assets, (iv) admitted in writing its inability to pay its debts as they become due, or (v) been convicted of, or pleaded guilty or no contest to, any felony. The Company is not insolvent. To the knowledge of the Seller Parties, none of the Employees has been convicted of, or pleaded guilty or no contest to, any felony.

4.9         Absence of Certain Changes. Except as set forth in Schedule 4.9, since the Balance Sheet Date and through and including the date of this Agreement, there has not been, occurred or arisen any:

(a)      transaction by the Company that was not in the ordinary course of business and consistent with past practices;

(b)      amendments or changes to the Company Articles of Incorporation or By-laws of the Company;

(c)      capital expenditure or capital commitment by the Company in any amount in excess of $25,000 in any individual case or $50,000 in the aggregate;

(d)      payment, discharge or satisfaction, in any amount in excess of $25,000 in any one case or $50,000 in the aggregate, of any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) of the Company, other than payments, discharges or satisfactions in the ordinary course of business and consistent with past practices of liabilities reflected or reserved against in the Company Balance Sheet;

(e)      destruction of, damage to or loss of any material assets of the Company (whether or not covered by insurance), or, other than in the ordinary course of business consistent with past practice, termination or cancellation of any Contract with any customer or re-seller, or notice of intended termination or cancellation or non-renewal of any Contract or customer relationship with any material customer or re-seller of the Company;

(f)       work stoppage, labor strike or other labor trouble, or any action, suit, claim, labor dispute or grievance relating to any labor, employment and/or safety matter involving the Company, including charges of wrongful discharge, discrimination, wage and hour violations, or other unlawful labor and/or employment practices or actions;

(g)      change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by the Company;

(h)      revaluation by the Company of any of their assets, including the writing down of the value of inventory or writing off of notes or accounts receivable;

(i)       (i) declaration, setting aside or payment of a dividend or other distribution (whether in cash, stock or property) with respect to any Company Common Stock, or any direct or indirect redemption, purchase or other acquisition by the Company of any Company Common Stock or Company Stock Rights, (ii) split, combination or reclassification of any Company

Common Stock, or (iii) other than the transactions contemplated by the Employee Stock Purchase Agreement, issuance or authorization of the issuance of any other securities in respect of, in lieu of or in substitution for any Company Common Stock;

(j)       increase in the salary or other compensation payable or to become payable by the Company to any of its Employees, consultants, contractors, or advisors, including the modification of any existing compensation or equity arrangements with such individuals, or the declaration, payment or commitment or obligation of any kind for the payment, by the Company, of a bonus or other additional salary or compensation to any such Person;

(k)      Employee terminations and/or layoffs by the Company, it being understood that termination of Employees with poor performance ratings or for cause shall not constitute a violation of this clause (k);

(l)       (i) grant of any severance or termination pay to any Employee or consultant except payments made pursuant to written agreements in effect on the date hereof and as disclosed in the Company Schedules, (ii) adoption or amendment of any Company Employee Plan, (iii) entering into any employment contract, extension of any employment offer, payment or agreement to pay any bonus or special remuneration to any Employee or (iv) increase in the salaries, wage, rates or other compensation of Employees, other than payments made pursuant to standard written agreements in effect on the date hereof and disclosed in Schedule 4.16;

(m)     entering into any Contract, any termination, extension, amendment or modification of the terms of any Contract, or any waiver, release or assignment of any material rights or claims thereunder, in each case other than in the ordinary course of business consistent with past practice;

(n)      sale, lease, license or other disposition of any of the material assets or properties of the Company, or creation of any Lien in such assets or properties, or the provision of any Services, except sales of Company Products and the provision of Services in the ordinary course of business and consistent with past practices;

(o)      loan by the Company to any Person, incurrence by the Company of any Debt, guarantee by the Company of any Debt, issuance or sale of any debt securities of the Company or purchase of or guaranteeing of any debt securities of others, except for advances to Employees for travel and business expenses in the ordinary course of business and consistent with past practices;

(p)      waiver or release of any right or claim of the Company, including any write-off or other compromise of any account receivable of the Company, except in the ordinary course of business and consistent with past practices;

(q)      commencement, or notice or threat of commencement, of any lawsuit or proceeding against or investigation of the Company or their affairs, or commencement of any litigation by the Company or settlement of any lawsuit, proceeding or investigation (regardless of the party initiating the same);

(r)       (i) transfer or sale by the Company of any rights to the Company Intellectual Property or the entering into of any license agreement, distribution agreement, reseller agreement, security agreement, assignment or other conveyance or option for the foregoing, with respect to the Company Intellectual Property with any Person, other than in the ordinary course of business consistent with past practice (ii) purchase or other acquisition of any Intellectual Property or the entering into of any license agreement, distribution agreement, reseller agreement, security agreement, assignment or other conveyance or option for the foregoing, with respect to the Intellectual Property of any other Person, in each case other than in the ordinary course of business consistent with past practice, (iii) change in pricing or royalties set or charged by the Company to its customers or licensees or in pricing or royalties set or charged by Persons who have licensed Intellectual Property to the Company or (iv) entering into or amendment of any agreement with respect to the development of any Intellectual Property with a third party;

(s)       agreement, or modification to any agreement, pursuant to which any Person was granted marketing, distribution, development, manufacturing or similar rights of any type or scope with respect to any Company Products or Services other than in the ordinary course of business consistent with past practice;

(t)       other than pursuant to the Employee Stock Purchase Agreement, issuance, grant, delivery or sale (or authorization of the same) by the Company of any Company Common Stock or any Company Stock Rights;

(u)      event, occurrence, change, effect or condition of any character that, individually or in the aggregate, has had or reasonably would be expected to have a Company Material Adverse Effect; or

(v)      agreement (whether written or oral) by the Company, or any of its Employees to do any of the things described in the preceding clauses (a) through (u) (other than negotiations with the Buyer, the Seller Parties and their respective representatives regarding the transactions contemplated by this Agreement and the Related Agreements).

4.10       Accounts Receivable. Schedule 4.10 lists all accounts receivable of the Company as of the Balance Sheet Date, together with an aging schedule indicating a range of days elapsed since being invoiced. All of the accounts receivable of the Company arose in the ordinary course of business, are carried at values determined in accordance with GAAP consistently applied, and, to the Knowledge of the Seller Parties, will be good and collectible in full within the later to occur of (i) thirty (30) days of the Closing Date and (ii) ninety (90) days after the day on which it first becomes due and payable, except to the extent of any reserve for uncollectible accounts receivable set forth on the Company Balance Sheet. No Person has any Lien on any accounts receivable of the Company and no request or agreement for deduction or discount has been made with respect to any accounts receivable of the Company. The Seller Parties have no knowledge that any of the Company’s customers has any basis for any deduction, discount or refund in respect of accounts receivable or has otherwise indicated its unwillingness to pay any account receivable.

4.11       Restrictions on Business Activities. There is no Contract, judgment, injunction, order or decree to which the Company is a party, is subject, or that is otherwise binding on the

Company that has had, or would reasonably be expected to have, the effect of prohibiting or impairing any material business practice of the Company, any acquisition of property (tangible or intangible) by the Company, the conduct of business by the Company as currently conducted or as currently contemplated to be conducted by the Company, or otherwise limiting the freedom of the Company to engage in any line of business or to compete with any Person, in each case whether arising as a result of a change in control of the Company or otherwise. Without limiting the generality of the foregoing, the Company has not (i) entered into any Contract under which the Company is restricted from selling, licensing, manufacturing, providing or otherwise distributing any of the Company Products or Services to customers or potential customers or any class of customers in any geographic area, during any period of time, or in any segment of the market, or (ii) granted any Person exclusive rights to sell, license, manufacture, provide or otherwise distribute any of the Company Products or Services in any geographic area or with respect to any customers or potential customers or any class of customers during any period of time or in any segment of the market.

4.12	Title to Properties; Absence of Liens and Encumbrances.

(a)      (i) None of the real property used or occupied by the Company, in each case together with all buildout, fixtures and improvements created thereon (“Real Property”), is owned by the Company, nor has the Company ever owned any real property. All of the Real Property is leased or subleased by the Company.

(ii)         Schedule 4.12(a)(ii) sets forth all leases, subleases and other agreements pursuant to which the Company derives its rights in the Real Property (the “Leases”), including, with respect to each such Lease, the identity of the landlord or sublandlord, the addresses, the date of such Lease and each amendment thereto, and the aggregate annual rent.

(iii)        The Leases are valid, binding and enforceable in accordance with their respective terms, and there does not exist under any such Lease any default by the Company or, to the knowledge of the Seller Parties, by any other Person, or any event that, with or without notice or lapse of time or both, would constitute a default by the Company or, to the knowledge of the Seller Parties, by any other Person. The Company has delivered to the Buyer complete copies of all Leases, including all amendments and agreements related thereto, and the Leases constitute the entire agreement between the Company and each landlord or sublandlord with respect to the Real Property. All rent and other charges currently due and payable by the Company under the Leases have been paid.

(iv)        The Company is the holder of the tenant’s interest under the Leases and has not assigned the Leases nor subleased all or any portion of the premises leased thereunder. The Company has not made any alterations, additions or improvements to the premises leased under the Leases that are required to be removed (or of which any landlord or sublandlord could require removal) at the termination of the applicable Lease terms. The Company owns all trade fixtures, equipment and personal property located in the premises leased under the Leases and the landlords thereunder have no Lien thereon or claim thereto.

(b)      The assets and properties of the Company are adequate and sufficient, in all material respects, for the conduct of the business of the Company as currently conducted and as currently proposed to be conducted by the Company. The Company has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Liens except for (i) Liens reflected in the Company Financial Statements, (ii) Liens for Taxes not yet due and payable and (iii) such imperfections of title and encumbrances, if any, that are not material in character, amount or extent, and that do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.

(c)      All facilities, machinery, equipment, fixtures, vehicles, and other personal properties owned, leased or used by the Company are in all material respects (i) adequate for the conduct of the business of the Company as currently conducted and as currently proposed to be conducted and (ii) in good operating condition, subject to normal wear and tear, and reasonably fit and usable for the purposes for which they are being used.

(d)      The Company has not sold, transferred, disclosed, made available to the public or otherwise released for distribution any of its customer files and other customer information relating to the Company’s current and former customers (the “Company Customer Information”). Except for information as provided to sales representatives (which information is subject to a customary non-disclosure agreement), no Person other than the Company possesses or has any claims or rights with respect to use of the Company Customer Information.

4.13	Governmental Authorization.

(a)      Schedule 4.13 lists each consent, license, permit, grant or other authorization issued to the Company or any Employee by any Governmental Entity (i) pursuant to which the Company currently operates or holds any interest in any of its properties or (ii) that is required for the operation of its business as currently conducted or as currently proposed to be conducted by the Company or for the holding of any such interest in any of its properties (collectively, the “Company Authorizations”) except for such Company Authorizations the absence of which would not cause a Company Material Adverse Effect. The Company Authorizations are in full force and effect. None of the Company, or, to the knowledge of the Seller Parties, any Employee, is in material violation of any Company Authorization.

(b)      Neither the Company nor any of the Company’s facilities are subject to compliance with the Department of Defense’s National Industrial Security Program Operating Manual. The Company (i) does not handle any information classified pursuant to Executive Order 12958, April 17, 1995, “Classified National Security Information,” or its successor or predecessor orders, from the Census Bureau or any other Governmental Entity and (ii) has not received a “facilities clearance” i.e., an administrative determination that the Company or any of the Company’s facilities are eligible for access to “Classified National Security Information,” from the Census Bureau or any other Governmental Entity and in the case of (ii) the Company and the Company’s facilities are not required to do so.

4.14	Intellectual Property.

(a)      (i) Schedule 4.14(a) lists and separately identifies (x) all Company Registered Intellectual Property (setting forth, for each item, the applicable jurisdiction, status, application or registration number, and date of application, registration or issuance, as applicable) and (y) all hardware products and tools, software and firmware products and tools, and all services that are currently sold, published, offered for sale, or under development by the Company.

(ii)         The Company has no registered patents nor has the Company submitted any patent applications with any United States or foreign patent offices or other applicable Governmental Entities.

(b)      Except as set forth on Schedule 4.14(b), each item of Company Intellectual Property is either: (i) owned solely by the Company free and clear of any Liens; or (ii) rightfully used and authorized for use by the Company and its permitted successors pursuant to a valid and enforceable written license. Other than in-bound “shrink-wrap” end-user licenses and similar generally available commercial binary code end-user licenses in each case that are not used for software development or in any software, products or services provided by the Company to its customers, all of the Company Intellectual Property that is used or held for use by the Company pursuant to a license or other grant of rights by a third party is separately identified as such in Schedule 4.14(b). The Company has all rights in the Company Intellectual Property necessary to carry out the Company’s former activities, current activities and currently planned activities by the Company with respect to the Company Products and Services, including any of the Company’s products currently in development, including in each case, as applicable, all rights necessary to make, use, exclude others from using, reproduce, modify, adapt, create derivative works based on, translate, distribute (directly and indirectly), transmit, display and perform publicly, license, rent, lease, assign and sell the Company Intellectual Property owned by the Company in all geographic locations and fields of use, and to sublicense any or all such rights to third parties, including the right to grant further sublicenses.

(c)       The Company is in material compliance with and has not breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any license, sublicense or other agreement to which the Company is a party or is otherwise bound relating to any of the Company Intellectual Property, nor do the Seller Parties have knowledge of any event or occurrence that would reasonably be expected to constitute such a breach, violation or default (with or without the lapse of time, giving of notice or both). Each such agreement is in full force and effect, and the Company is not in default thereunder, nor to the knowledge of the Seller Parties is any party obligated to the Company pursuant to any such agreement in default thereunder. Immediately following the Closing Date, the Buyer will be permitted to exercise all of the Company’s rights under such contracts, licenses and agreements to the same extent the Company would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than fees, royalties or payments which the Company would otherwise have been required to pay had the transactions contemplated by this Agreement not occurred. The Company is not obligated to provide any consideration (whether financial or other) to any third party, nor is any third party otherwise entitled to any consideration, with respect to any exercise of rights by the Company or the Buyer, in the Company Intellectual Property.

(d)      To the Knowledge of the Seller Parties, the use of the Company Intellectual Property by the Company as previously used, as currently used and, with respect to the Company’s products currently in development, as currently proposed to be used by the Company has not infringed and does not and will not infringe any other Person’s copyrights, trade secret rights, right of privacy, right in personal data, moral right, patent, trademark, service mark, trade name, firm name, logo, trade dress, mask work or other intellectual property right, or give rise to any claim of unfair competition under any applicable Law. No funds or facilities of any university or Governmental Entity were used for the development of Company Intellectual Property owned by the Company. No claims (i) challenging the validity, enforceability, effectiveness or ownership by the Company of any of the Company Intellectual Property owned by the Company or (ii) to the effect that the use, reproduction, modification, manufacture, distribution, licensing, sublicensing, sale, or any other exercise of rights in any Company Intellectual Property by the Company or by any licensee of the Company infringes or will infringe on any intellectual property or other proprietary or personal right of any Person have been asserted against the Company or, to the knowledge of the Seller Parties, are threatened by any Person nor, to the Knowledge of the Seller Parties, does there exist any valid basis for such a claim. There are no legal or governmental proceedings, including interference, re-examination, reissue, opposition, nullity, or cancellation proceedings pending that relate to any of the Company Intellectual Property, and to the knowledge of the Seller Parties no such proceedings are threatened or contemplated by any Governmental Entity or any other Person. All Company Registered Intellectual Property is valid and subsisting. To the knowledge of the Seller Parties, there is no unauthorized use, infringement, or misappropriation of any Company Intellectual Property by any third party or Employee.

(e)       The transactions contemplated by this Agreement and the Related Agreements will not alter, impair or otherwise affect any rights of the Company in any Company Intellectual Property.

(f)       Except as set forth on Schedule 4.14(f), the Company has not disclosed or delivered to any escrow agent or any other Person any of the source code relating to any Company Intellectual Property, and no other Person has the right, contingent or otherwise, to obtain access to or use any such source code.

(g)      Except as set forth on Schedule 4.14(g), the Company has taken all reasonable measures to establish and preserve its ownership of, and rights in, all Company Intellectual Property owned by the Company in accordance with industry best practices. Without limiting the foregoing, the Company has not made any of its trade secrets or other confidential or proprietary information that it intended to maintain as confidential (including source code with respect to Company Intellectual Property) available to any other Person except pursuant to written agreements requiring such Person to maintain the confidentiality of such information, each of which agreements is listed on Schedule 4.14(g). No Person, including any consultant and other third party agent or representative, with the exception of Employees and Former Employees, have created or contributed to any portion of the Company Intellectual Property.

(h)      The Company Intellectual Property does not contain any computer code designed to disrupt, disable or harm in any manner the operation of any software or hardware. To the knowledge of the Seller Parties, none of the Company Intellectual Property contains any unauthorized feature (including any worm, bomb, backdoor, clock, timer or other disabling device, code, design or routine) that causes the software or any portion thereof to be erased, inoperable or otherwise incapable of being used, either automatically, with the passage of time or upon command by any Person.

(i)       Schedule 4.14(i) lists all express and implied license and similar Contracts, granting any right (whether contingent or otherwise) to use or practice any rights under any Company Intellectual Property, indicating for each such agreement whether the Company is the licensee or licensor thereunder, excluding any agreements required to be listed on Schedule 4.14(n) and excluding any generally available, off-the shelf software programs licensed by the company on standard terms.

(j)       Except as set forth in Schedule 4.14(j), no Company Product (including any Company product currently under development) contains any code that is, in whole or in part, subject to the provisions of any license to software that is made generally available to the public without requiring payment of fees or royalties (including any obligation or condition under any “open source” license such as the GNU General Public License, GNU Lesser General Public License, Mozilla Public License or BSD licenses) (“Publicly Available Software”). Except as set forth in Schedule 4.14(j), all Publicly Available Software used by the Company has been used in its entirety and without modification. No Company Intellectual Property is subject to any license terms that (i) require, or condition the use or distribution of any Company Intellectual Property on, the disclosure, licensing or distribution of any source code for any portion of such Company Intellectual Property or (ii) otherwise impose any limitation, restriction or condition on the right or ability of the Company to use or distribute any Company Intellectual Property owned by the Company.

(k)      Except as set forth in Schedule 4.14(k), the Company has not transferred ownership of, or granted any exclusive license with respect to, any Company Intellectual Property owned by the Company to any Person.

(l)       Neither the Company nor, to the knowledge of the Seller Parties, any Employee has participated in any standards setting activities or joined any standards setting organizations that would affect the proprietary nature of the Company Intellectual Property or restrict the ability of the Company to enforce, license, or exclude others from using the Company Intellectual Property.

(m)     Except as may be provided in the Standard Support Agreement or any nonstandard agreements identified in Schedule 4.14(n) and the agreements listed in Schedule 4.14(i), the Company has never agreed to indemnify any Person for or against any interference, infringement, misappropriation, or other conflict with respect to any of the Company Intellectual Property or any Intellectual Property that was formerly Company Intellectual Property.

(n)      Except for the nonstandard support agreements identified as such in Schedule 4.14(n), all of the agreements pursuant to which the Company is obligated to provide support services (“Support Agreements”) are in all material respects in the form of the contract identified as the Standard Support Agreements set forth in Schedule 4.14(n) (the “Standard Support Agreement”).

(o)      There is no governmental prohibition or restriction on the use of any Company Intellectual Property owned by the Company in any jurisdiction in which the Company currently conducts or has conducted business or on the export or import of any of the Company Intellectual Property from or to any such jurisdiction.

4.15       Product Warranties; Services. (a) Each product (including any software product) manufactured, sold, licensed, leased or delivered by the Company to a third party (the “Company Products”) has been in conformity in all material respects with the specifications for such Company Product, all applicable contractual commitments and all applicable express and implied warranties. The Company has no liability or obligation (and to the knowledge of the Seller Parties there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against the Company giving rise to any liability or obligation) for replacement or repair thereof or other damages in connection therewith except liabilities or obligations for replacement or repair incurred in the ordinary course of business consistent with past practice. No Company Product is subject to any guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale, license or lease or beyond that implied or imposed by applicable Law.

(b)      All services provided by the Company to any third party, including acting as a service provider to file with customs authorities and transmit electronic documents relating to the shipment of goods, (“Services”) were performed in conformity with the terms and requirements of all applicable express and implied warranties, all applicable Contracts and with all applicable Laws, or to the extent that the Seller Parties have become aware that any Company Services have not been in conformity with any of the foregoing, the Company has corrected such non-conformity. There is no claim pending or, to the knowledge of the Seller Parties, threatened against the Company relating to any Services and, to the knowledge of the Seller Parties, there is no reasonable basis for the assertion of any such claim.

4.16       Agreements, Contracts and Commitments. Except as set forth on Schedule 4.16, the Company does not have, and is not a party to or is not bound by any of the following Contracts:

(i)	any collective bargaining agreement;

(ii)         any employment or consulting Contract commitment with any Employee, contractor, consultant, advisor or member of the Company’s board of directors;

(iii)        any bonus or any other incentive compensation, deferred compensation, severance, salary continuation, pension, profit sharing or retirement plan, or any other employee benefit plan or arrangement, that is not listed on Schedule 4.24(a);

(iv)        any commission and/or sales agreement with an Employee, individual consultant or salesperson, or under which a firm or other organization provides commission or sales-based services to the Company, that is not listed on Schedule 4.25(b) or 4.26(c);

(v)          any agreement or plan, including any stock option plan, stock appreciation rights plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of the Closing or any of the other transactions contemplated by this Agreement and the Related Agreements or the value of any of the benefits of which will be calculated on the basis of the Closing or any of the other transactions contemplated by this Agreement or the Related Agreements;

(vi)	any fidelity or surety bond or completion bond;

(vii)       any lease of personal property having a value individually in excess of $25,000 per annum;

(viii)      any Contract of indemnification or guaranty to any third party other than pursuant to the Standard Support Agreement;

(ix)        any Contract containing any covenant limiting the freedom of the Company to engage in any line of business or in any geographic territory or to compete with any Person, or which grants to any Person any exclusivity to any geographic territory, any customer, or any Customer Product or Service;

(x)          any Contract relating to capital expenditures and involving future payments in excess of $25,000 per annum in any individual case or $50,000 per annum in the aggregate;

(xi)        any Contract not already fully performed relating to the acquisition or disposition of assets or any interest in any business enterprise outside the ordinary course of the Company’s business or any agreement relating to the acquisition of assets or any interest in any business enterprise;

(xii)       any Contract relating to the borrowing of money or the extension of credit or evidencing any Debt;

(xiii)      other than the Standard Support Agreements, any purchase order or Contract (including for services) involving in excess of $25,000 per annum in any individual case or $50,000 per annum or more in the aggregate;

(xiv)      any dealer, distribution, joint marketing (including any pilot program), development, content provider, destination site or merchant Contract involving amounts in excess of $25,000 per annum in any individual case or $50,000 per annum or more in the aggregate;

(xv)       any Contract pursuant to which the Company has granted or may be obligated to grant in the future, to any Person, a source-code license or option or other right to use or acquire source code, including any Contract that provide for source code escrow arrangements;

(xvi)      any sales representative, original equipment manufacturer, value added re-seller, re-marketer or other agreement for distribution of the Company’s Products or Services, or the products or services of any other Person;

(xvii)     any agreement pursuant to which the Company has advanced or loaned any amount to any stockholder of the Company or any Employee or consultant thereof, other than business travel advances in the ordinary course of business consistent with past practice;

(xviii)    any joint venture, partnership, strategic alliance or other agreement involving the sharing of profits, losses, costs or liabilities with any Person or any development, data-sharing, marketing, resale, distribution or similar arrangement relating to any product or service;

(xix)      any commitment to any Person to provide or deliver any product or service, or to support or maintain any product or service, on, in conjunction with or interoperating with any third party product, service or platform (a “Third Party Platform”), which Third Party Platform is not currently fully interoperable with such product or service or with respect to which the Company must undertake any efforts to be so fully interoperable, and each commitment to develop, improve or customize any product or service;

(xx)       each proposed agreement as to which any bid, offer, written proposal, term sheet or similar document has been submitted by or received by the Company; or

(xxi)      other than the Standard Support Agreements, any other Contract that involves $25,000 per annum or more or is not cancelable without penalty upon sixty (60) days notice or less.

Each Contract required to be set forth on Schedule 4.16 is in full force and effect and is valid, binding and enforceable in accordance with its terms and the Company is not in default thereunder, nor to the knowledge of the Seller Parties is any party obligated to the Company pursuant to any such Contract in default thereunder. The Company is in compliance with and have not breached, violated or defaulted under, or received notice that they have breached, violated or defaulted under, any of the terms or conditions of any Contract, nor does the any Seller Party have knowledge of any event or occurrence that would reasonably be expected to constitute such a breach, violation or default (with or without the lapse of time, giving of notice or both).

4.17	Interested Party Transactions.

(a)   To the knowledge of the Seller Parties, no officer, director or Affiliate of the Company (nor any ancestor, sibling, descendant or spouse of any of such Persons, or any trust, partnership or corporation in which any of such Persons has or has had an economic interest), has or has had, directly or indirectly, (i) an economic interest in any Person which furnished or sold, or furnishes or sells, services or products that the Company furnishes or sells, or proposes to furnish or sell, (ii) an economic interest in any Person that purchases from or sells or furnishes to, the Company, any goods or services or (iii) a beneficial interest in any Contract to which the Company is a party or by which it or its properties is bound; provided, however, that ownership of no more than one percent (1%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any entity” for purposes of this Section 4.17.

(b)   There are no receivables of the Company owing by any Employee or any consultant to the Company (or any ancestor, sibling, descendant, or spouse of any such Persons, or any trust, partnership, or corporation in which any of such Persons has an economic interest), other than advances in the ordinary and usual course of business for reimbursable business expenses (as determined in accordance with the Company’s established employee reimbursement policies and consistent with past practice). None of the Seller Parties has agreed to, or assumed, any obligation or duty to guaranty or otherwise assume or incur any obligation or liability of the Company.

4.18       Compliance with Laws. The Company has materially complied with and is in material compliance with, and has not materially violated and is not in material violation of, and has not received any notices of violation with respect to, any Law. The Company has not received any written notice from any Governmental Entity or any other Person regarding any actual, alleged, possible or potential violation of or failure to comply with any Law. The Company is in compliance with its stated privacy policies contained on any websites maintained by or on behalf of the Company and all applicable privacy and anti-SPAM Laws.

4.19       Litigation. There is no action, suit, proceeding or investigation of any nature pending or, to the knowledge of the Seller Parties, threatened against the Company, any of its properties or assets or, to the knowledge of the Seller Parties, any of its Employees, nor, to the knowledge of the Seller Parties, is there any reasonable basis therefor. None of the Company or its properties is subject to any order that materially impairs the Company’s ability to operate. Schedule 4.19 lists each action, suit or proceeding that has ever been commenced by or against the Company and includes a brief description of each such action, suit or proceeding and the status or outcome thereof of each such proceeding.

4.20       Insurance. Schedule 4.20 sets forth all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations or Employees of the Company or any Affiliate of the Company, including the type of coverage, the carrier, the amount of coverage, the term and the annual premiums of such policies. There is no claim by the Company or any Affiliate of the Company pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed or that the Company has a reason to believe will be denied or disputed by the underwriters of such policies or bonds. There is no pending claim that will exceed the policy limits. All premiums due and payable under all such policies and bonds have been paid (or if installment payments are due, will be paid if incurred prior to the Closing) and the Company and its Affiliates are otherwise in material compliance with the terms of such policies and bonds. The Seller Parties have no knowledge of a threatened termination of, or premium increase with respect to, any of such policies. None of the Company or any Affiliate of the Company has ever maintained, established, sponsored, participated in or contributed to any self-insurance plan or program.

4.21       Minute Books and Records. The minute books and other similar records of the Company contain complete and accurate records of all actions taken by the Company’s stockholders, board of directors or any committees thereof. The books and records of the Company accurately reflect in all material respects the assets, liabilities, business, financial condition and results of operations of the Company and have been maintained in accordance with good business and bookkeeping practices.

4.22	Environmental Matters.

(a)          The Company has not: (i) operated any underground storage tanks at any property that the Company has at any time owned, operated, occupied or leased; or (ii) released any substance that has been designated by any Governmental Entity or by applicable Law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the federal Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said Laws (a “Hazardous Material”), but excluding office and janitorial supplies properly and safely maintained. No Hazardous Materials are present, as a result of the actions of the Company, or, to the knowledge of the Seller Parties, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company has at any time owned, operated, occupied or leased.

(b)          The Company has not transported, stored, used, manufactured, disposed of, released or exposed its Employees or others to Hazardous Materials in violation of any Law, nor has the Company disposed of, transported, sold, or manufactured any product containing a Hazardous Material (any or all of the foregoing being collectively referred to as “Hazardous Materials Activities”), in violation of any Law promulgated to prohibit, regulate or control Hazardous Materials or any Hazardous Materials Activity.

(c)          The Company currently holds all Company Authorizations necessary for the conduct of its respective Hazardous Material Activities and other business as such activities and business are currently being conducted and as currently proposed to be conducted by the Company.

(d)   No action, proceeding, investigation, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the knowledge of the Seller Parties, threatened, concerning any Company Authorization, Hazardous Material or any Hazardous Materials Activity of the Company. To the knowledge of the Seller Parties, there is no fact or circumstance that could reasonably be expected to involve the Company in any environmental litigation or impose upon the Company any environmental liability.

4.23       Brokers’ and Finders’ Fees. The Company has not incurred, nor will incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby or by the Related Agreements.

4.24	Employee Plans.

(a)      Employee Plan Schedule. Schedule 4.24(a) sets forth each Company Employee Plan. Except as provided in Section 8.7, the Company does not have any stated plan, intention or commitment to establish any new Company Employee Plan, to modify or terminate any Company Employee Plan (except to the extent required by Law or to conform any such

Company Employee Plan to the requirements of any applicable Law, in each case as disclosed on Schedule 4.24(a)), or to enter into any new arrangement which, once established, would come within the definition of a Company Employee Plan.

(b)      Employee Plan Documents. The Company has delivered to the Buyer (i) correct and complete copies of each Company Employee Plan, including all amendments thereto, (ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan, (iii) the three (3) most recent annual reports (Series 5500 and all schedules thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan or related trust, (iv) if any Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets, (v) the most recent summary plan description together with the most recent summary of material modifications, if any, with respect to each Company Employee Plan, (vi) all IRS determination, opinion, notification and advisory letters and rulings relating to each Company Employee Plan and copies of all applications and correspondence (including specifically any correspondence regarding actual or pending audits or investigations) to or from the IRS, DOL or any other Governmental Entity with respect to any Company Employee Plan, (vii) all material written agreements and contracts relating to each Company Employee Plan, including fidelity or ERISA bonds, administrative service agreements, group annuity contracts and group insurance contracts, (viii) all communications material to any Employee or Employees relating to any Company Employee Plan and any proposed Company Employee Plans, in each case relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules, or other events which would result in any material liability to the Company and which are not reflected in the current summary plan description and plan document, (ix) all forms and notices relating to the provision of post-employment continuation of health coverage, (x) all policies pertaining to fiduciary liability insurance covering the fiduciaries of each Company Employee Plan, (xi) all discrimination and qualification tests, if any, for each Company Employee Plan for the most recent plan year, and (xii) all registration statements, annual reports (Form 11-K and all attachments thereto) and prospectuses prepared in connection with each Company Employee Plan.

(c)      Employee Plan Compliance. Except as provided in Schedule 4.24(c), the Company has performed all obligations required to be performed by it under each Company Employee Plan and each Company Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance with all applicable Law, including ERISA and the Code. The FCS Profit Sharing Plan (the “Qualified Plan”) is the only Company Employee Plan that is intended to qualify under Section 401(a) of the Code. The Company is entitled to rely on an opinion or advisory letter issued by IRS to the Sponsor of the Qualified Plan’s plan document in accordance with the provisions of IRS Announcement 2001-77. No non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred with respect to the Qualified Plan. There are no actions, suits or claims pending, or, to the knowledge of the Seller Parties, threatened or anticipated (other than routine claims for benefits) against any Company Employee Plan or fiduciary thereto or against the assets of any Company Employee Plan and to the best knowledge of the Seller Parties there is no basis for any such actions, suits or claims. Each Company Employee Plan can be amended, terminated or otherwise discontinued in accordance with its terms, without liability to the Company, the Buyer or any of its ERISA Affiliates or any of the participants of the

Company Employee Plan (other than ordinary administration expenses typically incurred in a termination event). There are no audits, inquiries or proceedings pending or, to the knowledge of the Seller Parties, threatened by the IRS or DOL with respect to any Company Employee Plan. All annual reports and other filings required by the DOL or the IRS to be made have been timely made. The Company is not subject to any penalty or Tax with respect to any Company Employee Plan under Section 501(i) of ERISA or Section 4975 through 4980D of the Code. No Company Employee Plan is sponsored or maintained by any Co-Employer.

(d)      Status. None of the Company or any ERISA Affiliate now, or has ever, maintained, established, sponsored, participated in, or contributed to, any plan that is subject to Title IV of ERISA or Section 412 of the Code. None of the Company or any ERISA Affiliate has incurred, nor do they reasonably expect to incur, any liability with respect to any transaction described in Section 4069 of ERISA. No Company Employee Plan is a multiple employer plan as defined in Section 210 of ERISA.

(e)      Multiemployer Plans. At no time has the Company or any ERISA Affiliate contributed to or been requested to contribute to any “multiemployer plan,” as defined in Section 3(37) of ERISA.

(f)       No Post-Employment Obligations. Neither the Company nor any Company Employee Plan provides, or has any liability to provide, life insurance, medical or other employee welfare benefits to any Employee upon his or her retirement or termination of employment for any reason, except as may be required by Law, and the Company has never represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) that such Employee(s) would be provided with life insurance, medical or other employee welfare benefits upon their retirement or termination of employment, except to the extent required by Law.

(g)      Effect of Transaction. Except as contemplated by Section 8.7, the execution and delivery by the Company of this Agreement and any Related Agreement to which the Company is a party, and the consummation of the transactions contemplated hereby and thereby, will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under, any Company Employee Plan, trust or loan that could reasonably be expected to result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee.

(h)      Funding of Certain Plans. With respect to each Company Employee Plan for which a separate fund of assets is or is required to be maintained, full and timely payment has been made of all amounts required of the Company, under the terms of each such Plan or applicable law, as applied through the Closing Date, and no accumulated funding deficiency (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, exists with respect to any such Plan. The current value of the assets of each such Company Employee Plan (with respect to which a separate fund of assets, is or is required to be maintained), as of the end of the most recently ended plan year of that Plan, equals or exceeded the current value of all benefits liabilities under that Plan.

4.25	Employment Matters.

(a)      Schedule 4.25(a) sets forth, (i) with respect to each current Employee (including any Employee who is on a leave of absence or on layoff status subject to recall), (w) the name of such Employee and the date as of which such Employee was originally hired by the Company, and whether the Employee is on an active or inactive status, (x) such Employee’s title, (y) such Employee’s annualized compensation as of the date of this Agreement, including base salary, vacation and/or paid time off accrual amounts, bonus and/or commission potential, severance pay potential, and any other compensation forms, and (z) any governmental authorization, permit or license that is held by such Employee and that is used in connection with the Company’s business, and (ii) with respect to each current and former Employee, whether such current or former Employee has executed the Company’s standard form nondisclosure, confidentiality and assignment of inventions agreement.

(b)      Schedule 4.25(b) contains a list of Persons who are currently performing services for the Company and are classified as “consultants” or “independent contractors,” the respective compensation of each such “consultant” or “independent contractor” and whether the Company is party to a consulting or independent contractor agreement with such Person. Any such agreements have been delivered to the Buyer and are set forth on Schedule 4.25(b). Any Persons now or heretofore engaged by the Company as independent contractors, rather than Employees, have been properly classified as such, are not entitled to any compensation or benefits to which regular, full-time Employees are or were at the relevant time entitled, and were and have been engaged in accordance with all applicable Laws.

(c)      Each Employment Agreement is set forth on Schedule 4.25(c) and a copy of each Employment Agreement and any amendment thereto has been delivered to the Buyer. The employment of each of the Employees is terminable by the Company at will.

(d)      The Company has delivered to the Buyer accurate and complete copies of all employee manuals and handbooks, employment policy statements and Employment Agreements.

(e)      (i) None of the Employees have given the Company written notice terminating his or her employment with the Company, or terminating his or her employment upon a sale of, or business combination relating to, the Company or in connection with the transactions contemplated by this Agreement, (ii) the Company has no present intention to terminate the employment of any current Employee, (iii) to the knowledge of the Seller Parties, no current Employee has received, or is currently considering, an offer to join a business that likely would be competitive with the Company’s business, (iv) to the knowledge of the Seller Parties, no Employee, consultant or contractor is a party to or is bound by any employment contract, patent disclosure agreement, noncompetition agreement, any other restrictive covenant or other contract with any Person, or subject to any judgment, decree or order of any Governmental Entity, any of which would reasonably be expected to have a Company Material Adverse Effect in any way on (A) the performance by such Person of any of his or her duties or responsibilities for the Company, or (B) the Company’s business or operations, (v) to the knowledge of the Seller Parties, no current Employee, contractor or consultant is in violation of any term of any employment contract, patent disclosure agreement, noncompetition agreement, or any other restrictive covenant to a former employer or entity relating to the right of any such Employee, contractor or consultant to be employed or retained by the Company, and (vi) the Company is not, and has never been, engaged in any dispute or litigation with an Employee regarding intellectual property matters.

(f)       The Company is not presently, and has never been in the past, a party to or bound by any union contract, collective bargaining agreement or similar contract. The Company does not know of any activities or proceedings of any labor union to organize any Employees.

(g)      The Company is not engaged, and has never been engaged, in any unfair labor practice of any nature, which, if adversely determined, would, result in any material liability to the Company. There has never been any slowdown, work stoppage, labor dispute or union organizing activity, or any similar activity or dispute, affecting the Company or any Employees. There is not now pending, and to the knowledge of the Seller Parties no Person has threatened to commence, any such slowdown, work stoppage, labor dispute, union organizing activity or any similar activity or dispute.

(h)      The Employees have been, and currently are, properly classified under the Fair Labor Standards Act of 1938, as amended, and under any other similar Law. The Company is not delinquent with respect to payment of, any of its Employees, consultants or contractors for any wages (including overtime), salaries, commissions, bonuses, benefits or other compensation for any services performed by them or amounts required to be reimbursed to such individuals. The Company is not liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice).

(i)       The Company does not have a severance pay practice or policy (whether written or oral, explicit or implicit). The Company is not liable for any severance pay, bonus compensation, acceleration of payment or vesting of any equity interest, or other payments (other than accrued salary, vacation, or other paid time off in accordance with the Company’s policies) to any Employee arising from the termination of employment under any benefit or severance policy, practice, agreement, plan, program of the Company, applicable Law or otherwise, and (ii) as a result of or in connection with the transactions contemplated hereunder or as a result of the termination by the Company of any Persons employed by the Company on or prior to the Closing Date, the Company will not have (A) any liability that exists or arises, or may be deemed to exist or arise, under any Company benefit or severance policy, practice, agreement, plan, program, Law applicable thereto or otherwise, including severance pay, bonus compensation or similar payment, or (B) to accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any Employee. Accordingly, as of the Closing Date, the Company shall have satisfied in full all of its obligations to such Employees, consultants and/or contractors for any severance pay, accelerated vesting, or any other payments whatsoever.

(j)       Except as provided in Schedule 4.24(c), the Company is in material compliance with all applicable Laws, agreements, contracts and promises respecting employment, employment practices, employee benefits, terms and conditions of employment, immigration matters, labor matters, and wages and hours, in each case, with respect to its Employees.

(k)      There are no claims pending or, to the knowledge of the Seller Parties, threatened, before any Governmental Entity by any Employees for compensation, pending severance benefits, vacation time, vacation pay or pension benefits, or any other claim threatened or pending before any Governmental Entity (or any state “referral agency”) from any Employee or any other Person arising out of the Company’s status as employer, whether in the form of claims for employment discrimination, harassment, retaliation, unfair labor practices, grievances, wrongful discharge, breach of contract, tort, unfair competition or otherwise. In addition, there are no pending, threatened or reasonably anticipated claims or actions against the Company under any workers compensation policy or long-term disability policy.

(l)       The Company, and to the knowledge of the Seller Parties each Employee, is in compliance with all applicable visa and work permit requirements, and no visa or work permit held by an Employee will expire during the six (6) month period beginning on the date of this Agreement.

(m)     Neither the execution, delivery and performance of this Agreement, nor the carrying on of the Company’s business as presently conducted or as presently proposed to be conducted nor any activity of any of the Employees or consultants of the Company in connection with the carrying on of the Company’s business as presently conducted or as presently proposed to be conducted, will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any contract or agreement under which any of the Employees or consultants is now bound.

4.26       Foreign Corrupt Practices Act. The Company (including any of its officers or directors) has not taken any action that would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder.

4.27       Bank Accounts. Schedule 4.27 lists the name of each bank or other financial institution at which the Company has an account, deposit or safe deposit box, the account number thereof and the names of all Persons authorized to draw thereon or to have access thereto.

4.28       Customers. Schedule 4.28 accurately identifies, and provides an accurate summary of the revenues received from, each customer that, together with such customer’s Affiliates, contributed to the gross revenues of the Company in the fiscal years ended December 31, 2003, December 31, 2004 and December 31, 2005 and for the three-month period ended March 31, 2006. The Company has not received written notice from any customer indicating that any customer intends not to renew its agreement with the Company.

4.29       Former Employees. Schedule 4.29 accurately identifies all Former Employees. No claims (i) challenging the validity, enforceability, effectiveness or ownership by the Company of any of the Company Intellectual Property or (ii) to the effect that the use, reproduction, modification, manufacture, distribution, licensing, sublicensing, sale, or any other exercise of rights in any Company Intellectual Property by the Company or by any licensee of the Company infringes or will infringe on any intellectual property or other proprietary or personal right of any Former Employee have been asserted against the Company or, to the knowledge of the Seller Parties, are threatened by any Former Employee nor, to the Knowledge of the Seller Parties, does there exist any valid basis for such a claim.

4.30       Representations Complete. None of the representations or warranties made by the Company in this Agreement or any Related Agreement, nor any statement made in any Company Schedule or any certificate furnished by the Company pursuant to this Agreement, when taken together, contains any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which they were made, not misleading.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE SELLER PARTIES.

Each of the Seller Parties, severally and not jointly, represents and warrants to the Buyer as follows:

5.1         Right to Sell Purchased Securities; Binding Effect. Such Seller Party has all requisite power and full legal right to enter into this Agreement and each Related Agreement to which such Person is to be a party, to perform all of such Person’s agreements and obligations hereunder or thereunder in accordance with its terms, and to sell to the Buyer all of the Purchased Securities owned by such Seller Party. This Agreement has been, and each Related Agreement to which such Person will be a party will be, duly executed and delivered by such Seller Party and constitutes the legal, valid and binding obligation of such Seller Party, enforceable against such Seller Party in accordance with its terms except, as such enforceability may be subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar laws affecting the enforcement of creditors’ right generally and by general principles of equity.

5.2         Title to Purchased Securities, Liens, etc. Such Seller Party has record and beneficial ownership of the Purchased Securities set forth opposite such Seller Party’s name on Schedule 5.2, free and clear of any Lien and the Purchased Securities held by such Seller Party constitute all of the securities of the Company owned beneficially or held of record by such Seller Party as of the date hereof. Upon the consummation of the transactions contemplated hereby, the Buyer will acquire record and beneficial ownership of all of the Purchased Securities held by such Seller Party, free and clear of any Lien. Except as set forth on Schedule 5.2, such Seller Party does not own any other securities of the Company of any class or kind, including any debt securities of any class or kind, nor does such Seller Party have any right or option to subscribe for, or to purchase, shares or other equity securities or debt securities of the Company. Such Seller Party is not party to or bound by any agreement affecting or relating to such Seller Party’s right to transfer or vote the Purchased Securities owned by such Seller Party. Such Seller Party is not a party to, or a beneficiary of, any agreement with the Company, with any other Seller Party or with any other Person which conflicts in any way with the execution and delivery by such Seller Party of this Agreement or any of the Related Agreements to which such Seller Party is a party, or the consummation of the transactions contemplated hereby or thereby, and, to the extent that any such agreement may exist, such Seller Party, effective as of the Closing Date, by this Agreement knowingly and voluntarily hereby irrevocably waives and forever releases any right or remedy which such Seller Party may have as a result of any such conflict with this Agreement or any of the Related Agreements. Such Seller Party has provided or caused to be provided to the Buyer in writing such Seller Party’s name, address and U.S. taxpayer identification number, if any.

5.3         Residency of Seller Party. Such Seller Party is not a resident of any of the Provinces or Territories of Canada.

5.4         Governmental Consents. No consent, approval or authorization of, or registration, qualification or filing with, any governmental agency or authority is required for the execution and delivery of this Agreement or any Related Agreement to which such Seller Party is to be a party by such Seller Party or for the consummation by such Seller Party of the transactions contemplated hereby and thereby.

5.5         Litigation, etc. No action, suit, proceeding or investigation is pending or, to such Seller Party’s knowledge, threatened, against such Seller Party with respect to such Seller Party’s execution and delivery of this Agreement or any Related Agreement to which such Seller Party is to be a party or the consummation by such Seller Party of the transactions contemplated hereby or thereby. No action, suit, proceeding or investigation is pending or, to such Seller Party’s knowledge, threatened against such Seller Party before any arbitrator or court or other governmental entity which (i) if adversely determined, would be reasonably likely to result in payments, penalties or fines payable by the Company or (ii) challenges the validity of this Agreement or any Related Agreement or any action taken or to be taken in connection herewith or therewith.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the each of the Seller Parties as follows:

6.1         Organization of the Buyer. The Buyer is a corporation duly organized, validly existing under the Ontario Business Corporations Act.

6.2         Authority. The Buyer has all requisite corporate power and authority to enter into this Agreement and the Related Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Related Agreements to which the Buyer is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Buyer and no further action is required on the part of the Buyer or its stockholders to authorize this Agreement. This Agreement and each of the Related Agreements to which the Buyer is a party has been duly executed and delivered by the Buyer and, assuming the due authorization, execution and delivery by the other parties hereto and thereto (other than the Buyer), this Agreement and each of the Related Agreements constitute valid and binding obligations of the Buyer, enforceable against each of the Buyer in accordance with their respective terms, except as such enforceability may be subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar Laws affecting the enforcement of creditors’ rights generally and by general principles of equity. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity, is required by or with respect to the Buyer in connection with the execution and delivery of this Agreement and the Related Agreements by the Buyer or the consummation by the Buyer of the transactions contemplated hereby or thereby except for such consents, waivers, approvals, orders, authorizations, registrations, declarations, filings and notices as may be required under applicable securities Laws, including The Nasdaq National Market and Toronto Stock Exchange.

6.3         Buyer Common Shares. The Buyer Common Shares to be issued pursuant to the transactions contemplated by this Agreement, when issued and delivered in accordance with this Agreement, will be duly authorized, validly issued, fully paid and non-assessable.

6.4	CSA Filings; Buyer Financial Statements.

(a)       The Buyer has been a reporting issuer or the equivalent under the securities legislation of each of the provinces of Canada since December 23, 1996 and is not on the list of defaulting issuers maintained by the Canadian Securities Administrators (the “CSA”) pursuant to securities laws, regulations, rules, blanket rulings, policies, multilateral and national instruments (“Canada Securities Legislation”) applicable in such provinces. The Buyer has filed all forms, reports and documents required to be filed by it with the CSA (collectively, the “CSA Reports”) since February 1, 2005 and such CSA Reports are publicly available at www.sedar.com. The CSA Reports (i) at the time filed, complied in all material respects with the applicable requirements of Canadian Securities Legislation, and (ii) did not at the time they were filed (or if amended or superseded by a subsequent filing, then on the date of such filing) contain any untrue statement of a “material fact” as defined in Canadian Securities Legislation or omit to state such a material fact required to be stated in such CSA Reports or necessary in order to make the statements in such CSA Reports, in light of the circumstances under which they were made, not misleading.

(b)      Each of the consolidated financial statements of the Buyer (including, in each case, the notes thereto) included in the CSA Reports, including each CSA Report filed after the date hereof until the Closing Date (the “Buyer Financial Statements”), (i) complied as to form in all material respects with the published rules and regulations of the CSA with respect thereto; (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as may be permitted by the CSA); and (iii) fairly presented, in all material respects, the consolidated financial position of the Buyer and its subsidiaries as at the respective dates thereof and the consolidated results of the Buyer’s operations and cash flows for the periods indicated (subject, in the case of unaudited financial statements, to normal audit adjustments).

6.5         No Conflict. The execution and delivery by the Buyer of this Agreement and any Related Agreement to which the Buyer is a party do not, and the consummation of the transactions contemplated hereby and thereby do not and will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) (i) any provision of the Articles of Incorporation or By-laws of the Buyer or (ii) any Law applicable to the Buyer or any of its properties or assets (whether tangible or intangible), except, in the case of (i) or (ii), for such violations or defaults as would not individually or in the aggregate reasonably be expected to have a Buyer Material Adverse Effect.

6.6         Litigation. No action, suit, proceeding or investigation is pending or, to the Buyer’s knowledge, threatened, against the Buyer with respect to the Buyer’s execution and delivery of this Agreement or any Related Agreement to which the Buyer is to be a party or the consummation by the Buyer of the transactions contemplated hereby or thereby.

6.7	Absence of Canadian Resale Restrictions.

(a)       The issuance of Buyer Common Shares to the Seller Parties pursuant to this Agreement will be exempt from the prospectus and registration requirements of the Securities Act (Ontario) (“OSA”) and no document will be required to be filed, no proceeding will be required to be taken and no approval, permit, consent, order or authorization of the Ontario Securities Commission (“OSC”) will be required to be obtained under the OSA to permit such issuances.

(b)      No document will be required to be filed, no proceeding will be required to be taken and no approval, permit, consent, order or authorization of the OSC will be required to be obtained under the OSA to permit the first trade of the Buyer Common Shares issued to a person or company, as provided for and in accordance with this Agreement by such person or company through persons registered in a category permitting them to trade such securities under the OSA and the regulations made under the OSA (the “Regulations”) who have complied with the OSA and the Regulations or in circumstances in which there is an exemption from the registration requirement of the OSA, provided that:

(i)	the trade is made under an exemption in “Ontario securities law” as defined in subsection 1(1) of the OSA from the prospectus requirements of the OSA; or
(ii)	(A) the Buyer is and has been a reporting issuer in a jurisdiction in Canada for the four months immediately preceding the trade;
(B)	such trade is not a “control distribution” as defined under subsection 1.1 of National Instrument 45-102 – Resale of Securities;
(C)	no unusual effort is made to prepare the market or to create a demand for the security that is the subject of the trade;
(D)

such trade is not a transaction or series of transactions involving a purchase and sale or a repurchase and resale in the course of or incidental to a “distribution” as defined in subsection 1(1) of the OSA;

(E)	no extraordinary commission or consideration is paid to a person or company in respect of the trade; and

(F)         if either of the Seller Parties are an insider of the Buyer, as defined in subsection 1(1) of the OSA, such Seller Party has no reasonable grounds to believe that the issuer is in default of securities legislation.

ARTICLE VII

SECURITIES ACT COMPLIANCE

7.1         Restrictions on Transferability. The parties hereto acknowledge and agree that the Buyer Common Shares issuable pursuant to this Agreement:

(a)      shall be issued in a transaction not involving any public offering within the meaning of the Securities Act, and, accordingly, shall be “restricted securities” within the meaning of Rule 144 under the Securities Act (“Rule 144”), and therefore may not be offered or sold by any Seller Party, directly or indirectly, in the United States without registration under the United States federal and state securities laws, except in compliance with paragraph (b) below:

(b)      shall not be sold, pledged or otherwise transferred by any Seller Party except (i) to the Buyer, (ii) subject to (v) and paragraph (c) below, outside the United States in accordance with Rule 904 of Regulation S under the Securities Act, (iii) in another transaction otherwise exempt from registration under the Securities Act in compliance with Rule 144 promulgated thereunder and the Seller Party furnishes the Buyer with reasonable proof of compliance therewith and in compliance with any applicable state securities laws of the United States, (iv) pursuant to another applicable exemption from such registration and applicable state securities laws which such exemption is, in the opinion of counsel reasonably satisfactory to the Buyer and its counsel, is available with respect to such proposed sale, transfer or other disposition (it being understood and acknowledged by the Seller Parties that the Buyer is not obligated to file and has no present intention of filing with the United States Securities and Exchange Commission (“SEC”) or with any state securities administrator any registration statement in respect of resales of any of the Buyer Common Shares issued hereunder in the United States , or (v) within Canada in accordance with applicable provincial securities laws; and

(c)      shall not be sold, pledged or otherwise transferred outside the United States by any Seller Party except:

(i)	in compliance with the terms of the declaration (the “Declaration”) set forth in Exhibit B hereto; and
(ii)	upon receipt by the Buyer’s transfer agent for the Buyer Common Shares of the Declaration executed by such Seller Party.

7.2         Legend. Upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the Securities Act or applicable state securities laws, certificates representing the Buyer Common Shares, and all certificates issued in exchange thereof or in substitution thereof, shall contain the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, (THE “SECURITIES ACT”). THESE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION HEREOF. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE ISSUER THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE

TRANSFERRED ONLY (A) TO THE ISSUER, (B) SUBJECT TO (D) BELOW, OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT (C) INSIDE THE UNITED STATES PURSUANT TO EITHER AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, OR (D) IN CANADA IN ACCORDANCE WITH APPLICABLE PROVINCIAL SECURITIES LAWS. A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE “GOOD DELIVERY” MAY BE OBTAINED FROM COMPUTERSHARE INVESTOR SERVICES INC. UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE INVESTOR SERVICES INC. AND SELLER, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.”

which legend, subject to applicable law, shall be removed by providing a declaration to the transfer agent and registrar, as set forth in Exhibit B hereto or by delivery to the transfer agent and registrar of an opinion of counsel, of recognized standing reasonably satisfactory to the Buyer, that such legend is no longer required under applicable requirements of the Securities Act or state securities laws.

ARTICLE VIII

CERTAIN COVENANTS

8.1         Conduct of Business of the Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Closing, the Company agrees (except to the extent that the Buyer shall otherwise consent in writing) to carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, to pay its debts and Taxes when due, to pay or perform other obligations when due, and to use all commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organization, keep available the services of its present officers and key employees and preserve their relationships with customers, suppliers, distributors, licensors, licensees, Governmental Entities, and others having business dealings with it, all with the goal of preserving unimpaired its goodwill and ongoing businesses at the time of the Closing. The Company shall promptly notify the Buyer of any materially negative event involving or adversely affecting the Company or its businesses. Except as expressly contemplated by this Agreement, the Company shall not, without the prior written consent of the Buyer:

(a)      Enter into any Contract other than in the ordinary course of business or make any payments or enter into any commitment or transaction outside of the ordinary course of business or in excess of $25,000 per annum in any individual case or $50,000 per annum in the aggregate;

(b)      Other than pursuant to the Employee Stock Purchase Agreement, issue, grant, deliver or sell, or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any Company Common Stock or securities convertible into Company Common Stock, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities;

(c)      (i) Acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or any Person, or (ii) otherwise acquire or agree to acquire (A) any material assets outside of the ordinary course of business or (B) any assets in the ordinary course of business in an amount in excess of $50,000 in the case of a single transaction or in excess of $100,000 in the aggregate;

(d)      Hire or engage any Employees or consultants, or encourage any current Employees or consultants to resign from the Company, or promote any current Employees or change the employment status or titles of any of the current Employees, except for the hiring or promotion of Employees or consultants at non-executive levels in the ordinary course of business at compensation rates comparable to other current Employees or consultants at similar levels;

(e)      Engage in any action with the intent to directly or indirectly adversely impact any of the transactions contemplated by this Agreement;

(f)       Take any action that would have been a breach of any of the provisions of Section 4.9 had such action occurred after the Balance Sheet Date and prior to the date of this Agreement (without regard to disclosures on the Company Schedules); or

(g)      Take, or agree in writing or otherwise to take, any of the actions described in Sections 8.1(a) through (f) above, or any other action that would prevent the Company from performing or cause the Company not to perform its covenants hereunder.

8.2         Access to Information. The Company shall afford the Buyer and its accountants, legal counsel, and other representatives reasonable and timely access during normal business hours during the period prior to the Closing to (a) all of the properties, facilities, books, contracts, commitments, records, customers and current Employees of the Company and (b) all other information concerning the business, finances, properties, products, services, technology and personnel of the Company as the Buyer may reasonably request. The Company agrees to provide the Buyer and its accountants, legal counsel, and other representatives copies of internal financial statements promptly upon request. No information or knowledge obtained in any investigation pursuant to this Section 8.2 or otherwise shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the transactions contemplated by this Agreement and the Related Agreements.

8.3         Confidentiality. The parties acknowledge that the Company, the Buyer and the Seller Parties have previously executed a Mutual Non-Disclosure Agreement, dated as of November 30, 2005 (the “Nondisclosure Agreement”), which Nondisclosure Agreement will continue in full force and effect in accordance with its terms.

8.4         Public Disclosure. Unless otherwise required by Law (including applicable securities Laws) or, as to the Buyer, by regulatory authority, prior to the Closing, no disclosure (whether or not in response to an inquiry) of the existence or subject matter of this Agreement shall be made by any party hereto (other than as contemplated by this Agreement and other than a press release (a copy of which shall be provided to the Seller Parties), Form 6-K and an analyst conference call by the Buyer in connection with the execution of this Agreement).

8.5         Conditions to the Purchase and Sale of the Purchased Securities; Further Assurances. Each of the parties to this Agreement shall use its commercially reasonable efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement. Each of the parties to this Agreement shall use its commercially reasonable efforts to comply promptly with all legal requirements which may be imposed on such party with respect to the transactions contemplated by this Agreement and the Related Agreements and will promptly cooperate with and furnish information to any other party hereto in connection with any such requirements imposed upon such other party in connection with the transactions contemplated by this Agreement and the Related Agreements. Each party will use its commercially reasonable efforts to obtain and make (and will cooperate with the other parties in obtaining or making) any consent, authorization, order or approval of, or any registration, declaration, or filing with, or an exemption by, any Governmental Entity, or other third party, required to be obtained or made by such party in connection with the transactions contemplated by this Agreement and the Related Agreements. Each party hereto, at the request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary or desirable for effecting completely the consummation of the transactions contemplated by this Agreement and the Related Agreements. Notwithstanding anything in this Section 8.5 or elsewhere in this Agreement to the contrary, neither the Buyer nor the Company shall be required to agree to any divestiture by the Buyer or the Company or any of the Buyer’s Affiliates of any shares of capital stock or of any business, assets or property of the Buyer or its Affiliates or of the Company or its Affiliates, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, property and stock.

8.6         Notification of Certain Matters. The Company and each Seller Party shall give prompt written notice to the Buyer, and the Buyer shall give prompt written notice to the Seller Parties, of (i) the occurrence or non-occurrence of any event that is likely to cause any representation or warranty of the Company or any Seller Party, on the one hand, or the Buyer, on the other hand, contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Closing, (ii) any failure of the Company, any Seller Party or the Buyer, as applicable, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder and (iii) any event, condition, fact or circumstance that would reasonably be expected to make the timely satisfaction of any of the conditions to the other party’s obligations set forth in Article X incapable of satisfaction; provided, however, that the delivery of any notice pursuant to this Section 8.6 shall not limit or otherwise affect any remedies available to the party receiving such notice.

8.7	Benefit Arrangements.

(a)      Subject to the other provisions of this Section 8.7, the Buyer agrees that all full-time Employees of the Company who continue employment with the Company after the Closing (the “Continuing Employees”) shall have the opportunity to participate, or to continue to participate, in employee benefit plans and arrangements of the Company. Following the Closing, the Buyer intends that the annual salary for each employee category to be as set forth on Schedule 8.7. The Buyer also acknowledges and agrees that the annual salary of each Continuing Employee for the calendar years 2006 and 2007 shall not be less than the initial annual salary for such Continuing Employee as listed on Schedule 8.7; provided such Continuing Employee remains employed by the Company during such time. The Buyer also agrees to the bonus arrangements for the Continuing Employees set forth on Schedule 8.7.

(b)      The Buyer will cause Continuing Employees (i) to have benefits (excluding equity compensation) that are substantially similar, in the aggregate, to the benefits provided by either, at the Buyer’s election, (x) the Company to the Continuing Employees (and their eligible dependents) immediately prior to the Closing Date, or (y) the Buyer or its Subsidiaries to employees of the Buyer or its Subsidiaries (and their eligible dependants) serving in comparable positions. To the extent the Buyer elects to have Continuing Employees and their eligible dependents participate in its existing benefit plans (“Plans”) following the Closing Date, (i) the Buyer will allow such Continuing Employees and their eligible dependents to participate in such Plans on terms no less favorable than those provided to similarly situated employees of the Buyer or its Subsidiaries, (ii) each such Continuing Employee will receive credit for purposes of eligibility to participate and vesting under such for years of service with the Company (or any of its Subsidiaries) prior to the Closing Date, and (iii) subject to any required third party insurer’s consent, the Buyer will cause any and all pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements under any group health plans of the Buyer in which such employees and their eligible dependents will participate to be waived (to the extent not applicable under the Company’s plans) and will provide credit for any co-payments and deductibles prior to the Closing Date but in the plan year which includes the Closing Date for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any such plans that may apply for such plan year after the Closing Date.

(c)       The Company shall take all necessary actions to cause its 401(k) plan to be terminated prior to the Closing contingent on the Closing, including without limitation having the Company’s board of directors vote to so terminate the Company’s 401(k) plan. After the Closing Date, the Company shall permit the Continuing Employees to enroll in the Buyer’s 401(k) plan.

8.8         Indemnification of Directors and Officers of the Company. Buyer agrees that all rights to indemnification and advancement of expenses existing in favor of the present or former directors and officers of the Company (“Indemnified D&Os”) as provided in the Company Articles of Incorporation or By-laws as in effect as of the date hereof with respect to matters occurring prior to the Closing Date shall survive the Closing and shall continue in full force and effect for a period of not less than the statute of limitations applicable to such matters, and, post-Closing, Buyer agrees to cause the Company to comply fully with its obligations hereunder and thereunder.

8.9         Listing and Quotation of Buyer Common Shares. Buyer agrees to take all actions necessary to authorize for listing on the Toronto Stock Exchange and for quotation on The Nasdaq National Market the Buyer Common Shares issuable as the Initial Stock Payment.

8.10       No Solicitation. (a) Until the earlier of the Closing and the date of termination of this Agreement pursuant to Section 12.1 hereof, the Company shall not (and it shall instruct its Employees, stockholders, advisors, agents, representatives or Affiliates to) and no Seller Party shall, directly or indirectly, take or authorize any of the following actions with any Person other than the Buyer and its designees: (i) solicit, encourage, seek, entertain, support, assist, initiate or participate in any inquiry, negotiations or discussions, or enter into any agreement, with respect to any offer or proposal to acquire (including by way of lease or license) all or any material part of the business, assets or technologies of the Company, other than pursuant to the Employee Stock Purchase Agreement or any amount of the Company Common Stock or any other security (whether or not already outstanding), whether by merger, purchase of assets, purchase of securities, tender offer, license or otherwise, or effect any such transaction (a “Proposal”), (ii) disclose any confidential information to any Person concerning the business, technologies or properties of the Company (other than in the ordinary course of business in connection with sales of its products), or afford to any Person access to their respective properties, technologies, books or records, not customarily afforded such access, (iii) assist or cooperate with any Person to make any Proposal, or (iv) enter into any agreement with any Person with respect to a Proposal. The Company shall immediately cease and cause to be terminated any such negotiations, discussions or agreements (other than with the Buyer) that are the subject matter of clause (i), (ii), (iii) or (iv) above. In the event that the Company or any of the Company’s Affiliates shall receive, prior to the Closing or the termination of this Agreement, any offer, proposal, or request, directly or indirectly, with respect to a Proposal, or any request for disclosure or access as referenced in clause (ii) above, the Company shall immediately (x) suspend any discussions with such offeror or Person with regard to such offer, proposal, or request and (y) notify the Buyer thereof.

(b)      The parties hereto agree that irreparable damage would occur in the event that the provisions of this Section 8.10 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the parties hereto that the Buyer shall be entitled to an immediate injunction or injunctions, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of the provisions of this Section 8.10 and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which the Buyer may be entitled at law or in equity. Without limiting the foregoing, it is understood that any violation of the restrictions set forth above by any Employee, stockholder, agent, advisor, representative or Affiliate of the Company shall be deemed to be a breach of this Agreement by the Company.

8.11       Resignation of Officers and Directors. The Company shall obtain the resignation of all officers and directors of the Company as the Buyer designates in writing, effective as of the Closing Date.

8.12       Termination of Buy/Sell Agreement. The Company shall take all such steps as may be necessary to terminate, as of the Closing, the Buy/Sell Agreement.

8.13       Former Employee Non-Disclosure and Assignment of Inventions Agreements. The Buyer agrees not to solicit Former Employees of the Company to execute a Non-Disclosure and Assignment of Inventions Agreement.

ARTICLE IX

TAX MATTERS

9.1         Tax Representations. The Seller Parties hereby represent and warrant to the Buyer as of the date hereof and as of the Closing, subject to such exceptions as are disclosed in the Company Schedules, as follows:

(a)       The Company has timely filed all Tax Returns required to be filed. The Company has timely paid all Taxes owed by the Company (whether or not shown, or required to be shown, on Tax Returns). The Company has timely withheld and paid all Taxes required to have been withheld and paid. All Tax Returns filed by the Company were complete and correct in all material respects, and such Tax Returns correctly reflected the facts regarding the income, business, assets, operations, activities, status and other matters of the Company and any other information required to be shown thereon. The Company has not participated, within the meaning of Treasury Regulation Section 1.6011-4(c), in (i) any “reportable transaction” within the meaning of Section 6011 of the Code, and the Treasury Regulations thereunder, (ii) any “confidential corporate tax shelter” within the meaning of Section 6111 of the Code and the Treasury Regulations thereunder, or (iii) any “potentially abusive tax shelter” within the meaning of Section 6112 of the Code and the Treasury Regulations thereunder. The Company disclosed on its Tax Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code (or any similar provision of state, local or foreign Tax Law). There are no Liens for Taxes upon any of the Company’s assets, other than Liens for Taxes not yet due and payable.

(b)      None of the Tax Returns filed by the Company or Taxes payable by the Company have been the subject of an audit, action, suit, proceeding, claim, examination, deficiency or assessment by any Governmental Entity, and no such audit, action, suit, proceeding, claim, examination, deficiency or assessment is currently pending or, to the knowledge of the Seller Parties, is contemplated.

(c)       The Company is not currently the beneficiary of any extension of time within which to file any Tax Return, and the Company has not waived any statute of limitation with respect to any Tax or agreed to any extension of time with respect to a Tax assessment or deficiency.

(d)      The Company is not a party to any agreement, contract, arrangement or plan (including any Company Stock Rights) that has resulted or would result, separately or in the aggregate, in the payment of (i) any “excess parachute payments” within the meaning of Section 280G of the Code (without regard to the exceptions set forth in Sections 280G(b)(4) and 280G(b)(5) of the Code) or (ii) any amount for which a deduction would be disallowed or deferred under Section 162 or Section 404 of the Code. None of the shares of outstanding capital stock of the Company is subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code.

(e)       The Company is not a party to or member of any joint venture, partnership, limited liability company or other arrangement or contract which could be treated as a partnership for federal income Tax purposes. The Company is not, or has never been, a U.S. real property holding company (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. The Company has never been either a “controlled corporation” or a “distributing corporation” (within the meaning of Section 355(a)(1)(A) of the Code) with respect to a transaction that was described in, or intended to qualify as a tax-free transaction pursuant to Section 355 of the Code. The Company does not have net operating losses or other Tax attributes presently subject to limitation under Sections 382, 383 or 384 of the Code, or the federal consolidated return regulations (other than limitations imposed as a result of the transactions contemplated by this Agreement). The Company has not made or agreed to make any adjustment under Section 481(a) of the Code (or any corresponding provision of state, local or foreign Tax Law) by reason of a change in accounting method or otherwise, and will not be required to make such an adjustment as a result of the transactions contemplated by this Agreement. The Company has not participated in an international boycott as defined in Section 999 of the Code. The Company (nor any predecessor) has never (i) made an election under Section 1362 of the Code to be treated as an S corporation for federal income Tax purposes or (ii) made a similar election under any comparable provision of any state, local or foreign Tax Law. The Company does not own, directly or indirectly, any interests in an entity that is or has been a “passive foreign investment company” within the meaning of Section 1297 of the Code or a “controlled foreign corporation” within the meaning of Section 957 of the Code.

(f)       The Company is not a party to any Tax sharing agreement or similar arrangement (including an indemnification agreement or arrangement). The Company has never been a member of a group filing a consolidated federal income Tax Return or a combined, consolidated, unitary or other affiliated group Tax Return for state, local or foreign Tax purposes, and the Company does not have any liability for the Taxes of any Person (other than the Company) under Treasury Regulation Section 1.1502-6 (or any corresponding provision of state, local or foreign Tax Law), or as a transferee or successor, or by contract, or otherwise.

(g)      The unpaid Taxes of the Company did not, as of the Balance Sheet Date, exceed the reserve for actual Taxes (as opposed to any reserve for deferred Taxes established to reflect timing differences between book and Tax income) as shown on the Company Balance Sheet, and will not exceed such reserve as adjusted for the passage of time through the Closing Date in accordance with the reasonable past custom and practice of the Company in filing Tax Returns. The Company will not incur any liability for Taxes from the Balance Sheet Date through the Closing Date other than in the ordinary course of business and consistent with reasonable past practice.

(h)      Schedule 9.1(h) lists all jurisdictions (whether foreign or domestic) to which any Tax is properly payable by the Company. No claim has ever been made by a Tax Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to Tax in that jurisdiction. The Company has not, or has never had, a permanent establishment or other Taxable presence in any foreign country, as determined pursuant to applicable foreign Law and any applicable Tax treaty or convention between the United States and such foreign country.

(i)       The Company has delivered to the Buyer correct and complete copies of all income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by any of the Company since January 1, 2000.

(j)       Since the Balance Sheet Date, there has not been any change in any method of Tax accounting or any making of a Tax election or change of an existing election by the Company.

(k)      Each plan, program, arrangement or agreement which constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code is identified as such on Schedule 9.1(k). Each plan, program, arrangement or agreement identified or required to be identified on Schedule 9.1(k) has been operated and maintained in accordance with the requirements of IRS Notice 2005-1 and a good faith, reasonable interpretation of Section 409A of the Code and its purpose with respect to amounts deferred (within the meaning of Section 409A of the Code).

(l)       The Company has not been (i) the subject of an IRS private letter ruling (or similar Tax ruling under state, local or foreign Law) that has continuing effect; (ii) the subject of a “closing agreement” as that term is defined in Section 7121 of the Code (or any comparable agreement under state, local or foreign Law) with any Tax authority that has continuing effect; or (iii) granted a power of attorney with respect to any Tax matters that continues in effect. There are no requests for rulings or determinations in respect of any Tax pending between the Company and any Governmental Entity.

(m)     The Company will not be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale or open transaction disposition made on or prior to the Closing Date, or (ii) prepaid amount received on or prior to the Closing Date or (iii) a change in method of accounting for a taxable period (or portion thereof) ending on or before the Closing Date. There are no requests for rulings or determinations in respect of any Tax pending between the Company and any Governmental Entity.

(n)      None of the assets of the Company (i) is property that is required to be treated as owned by any other Person pursuant to Section 168(f)(8) of the Internal Revenue Code of 1954, as amended, as in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) directly or indirectly secures any debt the interest on which is exempt under Section 103 of the Code or (iii) is “tax-exempt use property” within the meaning of Section 168(h) of the Code.

9.2         Tax Covenants. The following provisions (which shall take precedence over any other provision of this Agreement in the event of a conflict) shall govern the allocation of responsibility as among the Buyer, the Seller Parties and the Company for certain Tax matters following the Closing Date:

(a)      Conduct of the Company. From the date hereof until the Closing Date, the Company shall not make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, enter into any closing agreement, settle any material claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of Taxes, except with the prior written consent of the Buyer which consent shall not be unreasonably withheld or delayed.

(b)      Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement shall be paid by the Seller Parties when due, and the parties will cooperate to file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable Law. At the Buyer’s discretion, the amount paid to any Person pursuant to this Agreement will be reduced by the amount of Taxes payable by such Person pursuant to this Section 9.2(c). Any amount so withheld will be promptly remitted to the appropriate Tax Authority.

(c)       Tax Returns. Buyer shall timely prepare and file, or shall cause to be timely prepared and filed, all Tax Returns of the Company that are required to be filed after the Closing Date. To the extent relating to a taxable period (or portion thereof) ending on or before the Closing Date, Buyer shall prepare such Tax Return, or cause such Tax Return to be prepared, in a manner consistent with the past practice of the Company in filing its Tax Returns, except as otherwise required by Law or as agreed in writing by the Seller Parties prior to the filing thereof. Prior to the filing of any such Tax Return that relates to a taxable period (or portion thereof) ending on or before the Closing Date, Buyer shall cause the Company to provide the Seller Parties with a draft of such Tax Return at least 15 business days prior to the due date for filing such Tax Return. Buyer agrees to consult in good faith with the Seller Parties regarding the preparation of such Tax Return, and shall make such changes as the Seller Parties reasonably requests to such Tax Returns, to the extent such changes relate to items for which the Seller Parties would be required to make a payment under Section 11.3 hereof, provided such changes are reasonable and consistent with applicable Law.

(d)      Tax Contests. Each Seller Party shall promptly notify the Buyer and the Buyer shall promptly notify the Seller Parties in writing upon receipt by any Seller, the Company or the Buyer, as the case may be, of notice of any pending or threatened Tax audits, examinations, claims, contests or assessments relating to the income, properties or operations of the Company for any period (or portion thereof) ending on or prior to the Closing Date (a “Tax Contest”). The Seller Parties shall have the right to participate, at their own cost and expense, any and all Tax Contests with respect to issues the adverse resolution of which would require the Seller Parties to make a payment under Section 11.3 hereof. The Buyer agrees to consult in good faith with the Seller Parties with respect to any matters arising in a Tax Contest for which the Seller Parties have such participation rights, and shall not agree or consent to compromise or settle any issue or claim arising in any such Tax Contest or otherwise agree to or consent to any Tax liability of the Company, to the extent that any such compromise, settlement, consent or agreement would result in the Seller Parties making a payment pursuant to Section 11.3 hereof.

(e)      Cooperation. After the Closing Date, the Buyer and the Seller Parties shall provide each other with such cooperation and information relating to the Company as any other party may reasonably request in (i) filing any Tax Return, amended Tax Return or other Tax filing or claim for refund of Taxes, (ii) determining any Tax liability or right to refund of Taxes, (iii) conducting or defending any audit or other proceeding in respect of Taxes, or (iv) effectuating the terms of this Agreement. Notwithstanding the foregoing, no party shall be unreasonably required to prepare any document, or determine any information, not then in its possession in response to a request under this Section 8.7(e).

ARTICLE X

CONDITIONS TO THE OBLIGATIONS OF THE PARTIES

10.1       Conditions to Each Party’s Obligations. The respective obligations of the Buyer and the Seller Parties to this Agreement to consummate the Closing and the transactions contemplated by this Agreement shall be subject to the satisfaction (or written waiver by such party) at or prior to the Closing of the following conditions:

(a)      No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Closing shall be in effect, and there shall be no pending action, proceeding or other application before any Governmental Entity brought by any Governmental Entity seeking any such order, restraint or prohibition.

(b)      Regulatory Approvals. All waiting periods shall have expired or approvals shall have been obtained under all antitrust or competition laws reasonably determined by the parties to be applicable to or required in connection with the Closing and the transactions contemplated by this Agreement and the Related Agreements.

(c)      Employee Stock Purchase Agreement. The closing of the sale to the Buyer of all Shares owned by the Employee Stockholders pursuant to the Employee Stock Purchase Agreement.

10.2       Additional Conditions to Obligations of the Seller Parties. The obligations of the Seller Parties to consummate the Closing and the transactions contemplated by this Agreement and the Related Agreements to which they are a party shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Seller Parties:

(a)      Representations and Warranties. The representations and warranties of the Buyer contained in this Agreement shall have been true and correct (in the case of representations and warranties qualified as to materiality) or true and correct in all material respects (in the case of other representations and warranties) on and as of the date of this Agreement and shall be so true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which shall remain so true and correct as of such date).

(b)      Agreements and Covenants. The Buyer shall have performed or complied in all material respects with all covenants and obligations of this Agreement required to be performed or complied with by them on or prior to the Closing Date.

(c)      Escrow Agreement. The Buyer and the Escrow Agent shall have executed and delivered to the Company the Escrow Agreement and the Buyer shall have deposited the Escrow Amount, Special Escrow Amount and Management Escrow Amount with the Escrow Agent.

(d)      Officer’s Certificate. The Buyer shall deliver to the Seller Parties a certificate, in form and substance reasonably satisfactory to the Seller Parties, to the effect that the conditions set forth in Sections 10.1 and 10.2 have been satisfied.

10.3       Additional Conditions to the Obligations of The Buyer. The obligations of the Buyer to consummate the Closing and the transactions contemplated by this Agreement and the Related Agreements to which it is a party shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Buyer:

(a)      Representations and Warranties. The representations and warranties of each of the Company and the Seller Parties contained in this Agreement shall have been true and correct (in the case of representations and warranties qualified as to materiality) or true and correct in all material respects (in the case of other representations and warranties) on and as of the date of this Agreement and shall be so true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which shall remain so true and correct as of such date).

(b)      Agreements and Covenants. Each of the Company and the Seller Parties shall have performed or complied in all material respects with all covenants and obligations of this Agreement required to be performed or complied with by it on or prior to the Closing Date.

(c)      No Material Adverse Effect. There shall not have occurred any events, occurrences, changes, effects or conditions of any character that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect, and the Buyer shall have received a certificate to such effect signed on behalf of the Company by a duly authorized officer of the Company.

(d)      Certification of Non-U.S. Real Property Holding Corporation Status. The Company shall have delivered to the Buyer a statement in accordance with U.S. Treasury Regulations Section 1.897-2(g)(1)(ii) and Section 1.897-2(h)(1)(i) that it has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the period described in Section 897(c)(1)(A)(ii) of the Code.

(e)      Employment Continuance. At least seventy five percent (75%) of the full time employees of the Company as of the date hereof shall have continued their employment as of the Closing and shall not have indicated any intention to terminate their employment with the Company.

(f)       Resignations. The Buyer shall have received resignation letters executed and delivered by the directors and officers of the Company as have been identified by the Buyer prior to Closing, in each case effective as of the Closing Date.

(g)      Termination of Agreements. The Buy/Sell Agreement shall have been terminated to the reasonable satisfaction of the Buyer.

(h)      Legal Action. There shall not be any overtly threatened or pending action or proceeding before any Governmental Entity brought by any Person or Governmental Entity: (i) challenging or seeking to restrain or prohibit the consummation of the Closing or the other transactions contemplated by this Agreement or the Related Agreements, or seeking to obtain any material damages from the Buyer or the Company as a result of the Closing or such other transactions; or (ii) seeking to prohibit or impose any limitations on the Buyer’s ownership or operation of all or any portion of the Company’s business or assets, or to compel the Buyer to dispose of or hold separate all or any portion of its or the Company’s business or assets as a result of the transactions contemplated by the Agreement which if successful would have an adverse effect on the Buyer’s ability to receive the anticipated benefits of the Closing.

(i)       Escrow Agreement. The Company, the Seller Parties and the Escrow Agent shall have executed and delivered to the Buyer the Escrow Agreement.

(j)       Third-Party Consents. The Buyer shall have been furnished with evidence reasonably satisfactory to it that the Company has obtained the consents, approvals and waivers set forth on Schedule 10.3 of the Company Schedules.

(k)      Certificate of Secretary of the Company. The Company shall deliver to the Buyer a Secretary’s certificate dated the Closing Date signed by the Secretary of the Company substantially in form and substance attached hereto as Exhibit C.

(l)       Certificate of the Seller Parties. The Seller Parties shall deliver to the Buyer a certificate dated the closing date signed by each of the Seller Parties in form and substance reasonably satisfactory to the Buyer, including a statement to the effect that the conditions set forth in Section 10.1 and 10.3 with respect to the Seller Parties have been satisfied.

(m)     Officer’s Certificate. The Company shall deliver to the Buyer a certificate, in form and substance reasonably satisfactory to the Buyer to the effect that the conditions set forth in Section 10.1 and 10.3 with respect to the Company have been satisfied.

ARTICLE XI

SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS; ESCROW ARRANGEMENTS; INDEMNIFICATION; LIMITATIONS

11.1	Survival of Representations, Warranties and Covenants.

(a)       The representations and warranties of the Company and the Seller Parties set forth in this Agreement (including the Company Schedules) or in any certificate, document or other instrument delivered by or on behalf of the Company (on or prior to the Closing Date) or the Seller Parties (on or prior to the Closing Date) in each case pursuant to or in connection with this Agreement shall survive the execution and delivery of this Agreement, any investigation by or on behalf of the Buyer, and the Closing and shall terminate at 5:00 PM Eastern time on the 18-month anniversary of the Closing Date, except that the representations and warranties of the Company (the “Fundamental Representations”) (i) relating to Tax matters, including those set forth in Article IX including any certificates, documents or other instruments delivered under this Agreement with respect to Tax Matters, shall survive and shall terminate upon the expiration of the applicable statutory period of limitations (giving effect to any waiver, mitigation or extension thereof) and (ii) set forth in Section 4.3 (Company Capital Structure), including any certificates, documents or other instruments delivered under this Agreement with respect to the representations and warranties set forth in Section 4.3 shall survive and shall terminate upon the earlier of the expiration of the applicable statutory period of limitations, (giving effect to any waiver, mitigation or extension thereof) and the 36-month anniversary of the Closing Date, except, in all cases, with respect to any Loss, claim or breach of which any Indemnified Party shall have provided a written notice to the Seller Parties prior to such termination.

(b)      The representations and warranties of the Buyer set forth in this Agreement or in any certificate, document or other instrument delivered by or on behalf of the Buyer pursuant to or in connection with this Agreement shall terminate at the Closing.

(c)       The respective covenants, agreements and obligations of the Company and the Seller Parties set forth in this Agreement or in any certificate, document or other instrument delivered pursuant to or in connection with this Agreement shall survive the execution and delivery of this Agreement, any investigation by or on behalf of any party hereto, and the Closing.

11.2	Escrow Arrangements.

(a)      Establishment of Escrow Fund, Special Escrow Fund and Management Escrow Fund. At Closing, (i) the Buyer will deposit the Escrow Amount with the Escrow Agent, such deposit of the Escrow Amount to constitute an escrow fund (the “Escrow Fund”) to be governed by the terms set forth herein and in the Escrow Agreement, (ii) the Buyer will deposit the Special Escrow Amount with the Escrow Agent, such deposit of the Special Escrow Amount to constitute an escrow fund (the “Special Escrow Fund”) to be governed by the terms set forth herein and in the Escrow Agreement and (iii) the Buyer will deposit the Management Escrow Amount with the Escrow Agent, such deposit of the Management Escrow Amount to constitute an escrow fund (the “Management Escrow Fund”) to be governed by the terms set forth herein and in the Escrow Agreement.

(b)      Losses. The Escrow Fund shall be available to reimburse the Indemnified Parties for any Losses for which they are entitled to indemnification pursuant to Section 11.3 of this Agreement. To the extent there is a deficiency in the Escrow Fund to cover Losses, amounts will be released from the Management Escrow Fund (to the extent not previously released pursuant to the terms of the Escrow Agreement).

(c)      Special Escrow Fund. The Special Escrow Fund shall be available to reimburse the Buyer and its Affiliates for any Adjustment Amount owed by the Seller Parties pursuant to Section 2.2(b); provided, however, that claims arising in connection with the Special Escrow Fund must be asserted by Buyer not later than the date which is ten (10) Business Days after the Final Determination Date. To the extent there is a deficiency in the Special Escrow Fund to cover any Adjustment Amount, amounts will be released to the Buyer from the Management Escrow Fund.

(d)      Management Escrow. Subject to the following requirements, the Management Escrow Fund shall be in existence immediate following the Closing and shall terminate at 5:00 p.m., Waterloo, Ontario time, on the two year anniversary of the Closing Date (the “Management Escrow Period”); provided, however, that the Management Escrow Period shall not terminate with respect to any such amount (or some portion thereof) that together with the aggregate amount remaining in the Management Escrow Fund is necessary in the reasonable good faith judgment of the Buyer, subject to the objection of both Seller Parties provided in the Escrow Agreement, to satisfy any unsatisfied claims concerning facts and circumstances existing prior to the termination of such Management Escrow Period specified in any Officer’s Certificate delivered to the Escrow Agent prior to termination of such Management Escrow Period. The terms of the release of the Management Escrow Fund shall be provided for in the Escrow Agreement.

(e)      Escrow Period; Distribution upon Termination of Escrow Period. Subject to the following requirements, the Escrow Fund shall be in existence immediately following the Closing and shall terminate at 5:00 p.m., Waterloo, Ontario time, on the 18-month anniversary of the Closing Date (the “Escrow Period”); provided, however, that the Escrow Period shall not terminate with respect to that amount remaining in the Escrow Fund as is necessary in the reasonable good faith judgment of the Buyer, subject to the objection of both the Seller Parties provided in the Escrow Agreement, to satisfy any unsatisfied claims concerning facts and circumstances existing prior to the termination of such Escrow Period specified in any Officer’s Certificate delivered to the Escrow Agent prior to termination of such Escrow Period.

11.3       Indemnification. As an integral term of this Agreement, each Seller Party, jointly and severally, shall indemnify, defend and hold harmless the Buyer and each of its officers, directors, employees, partners, members, agents and Affiliates (the “Indemnified Parties”) against any and all Losses incurred or suffered by any such Indemnified Parties directly or indirectly as a result of, with respect to or in connection with:

(a)      the failure of any representation or warranty of the Company or the Seller Parties set forth herein (including the Company Schedules) or in any certificate, document or other instrument delivered by the Company (on or before the Closing Date) or by the Seller Parties (on or before the Closing Date) pursuant to or in connection with this Agreement to be true and correct in all respects as of the date of this Agreement and as of the Closing;

(b)      any failure by the Company (on or prior to the Closing Date) or the Seller Parties to fully perform, fulfill or comply with any covenant set forth herein or in any certificate, document or other instrument delivered by the Company (on or before the Closing Date) or by the Seller Parties pursuant to or in connection with this Agreement;

(c)	the Adjustment Amount;

(d)      defending any Third Party Claim alleging the occurrence of facts or circumstances or raising claims that, if assumed to be true, would entitle an Indemnified Party to indemnification hereunder for up to fifty percent (50%) of the costs related thereto;

(e)      regardless of any disclosure on the Company Disclosure Schedules, any claim of ownership in the Company Intellectual Property by an Employee or Former Employee including license or royalty rights. Notwithstanding anything to the contrary contained herein, the indemnification obligations set forth in this Section 11.3(e) shall terminate on the 36-month anniversary of the Closing Date, except, in all cases, with respect to any such Loss, claim or breach of which any Indemnified Party shall have provided a written notice to the Seller Parties prior to such termination; and

(f)       regardless of any disclosure on the Company Disclosure Schedule, any failure by the Company to obtain a fidelity bond as required pursuant to ERISA under the Qualified Plan.

11.4       Limitations. (a) No claims shall be made by any Indemnified Party for indemnification pursuant to Section 11.3, unless and until the aggregate amount of Losses for which the Indemnified Parties seek to be indemnified pursuant thereto exceeds $200,000 (the “Threshold Amount”), at which time the Indemnified Parties shall be entitled to indemnification for all such Losses (including all Losses included within the Threshold Amount).

(b)      The indemnification obligation of each Seller Party for money damages pursuant to Section 11.3 shall be subject to the following limitations:

(i)           Except with respect to indemnification for breaches or inaccuracies in the Fundamental Representations, the aggregate indemnification obligation of each Seller Party shall be limited to Six Million Seven Hundred Thirteen Thousand Five Hundred Dollars $6,713,500.00; and

(ii)         In no event shall any Seller Party have any obligation to indemnify any Indemnified Party pursuant to this Article XI for amounts in excess of such Seller Party’s Pro Rata Share of the Purchase Price.

(c)       The representations, warranties, covenants and obligations of the Seller Parties, and the rights and remedies that may be exercised by the Indemnified Parties based on such representations, warranties, covenants and obligations, will not be limited or affected by any investigation conducted by the Buyer or any agent of the Buyer with respect to, or any knowledge acquired (or capable of being acquired) by the Buyer or any agent of the Buyer at any time, whether before or after the execution and delivery of this Agreement or the Closing, with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant or obligation. The waiver by the Buyer of any conditions set forth in Article X will not affect or limit the provisions of this Article XI in any manner.

(d)      After Closing, the Buyer and the Indemnified Parties and the Company and the Seller Parties agree that the sole and exclusive remedy for money damages for any matters relating to this Agreement and any certificate or instrument delivered pursuant hereto shall be the rights to indemnification set forth in this Article XI.

(e)      Notwithstanding anything in this Article XI to the contrary, nothing in this Agreement shall limit (i) any right or remedy for fraud, intentional misrepresentation or willful breach or misconduct or (ii) any equitable remedy, including a preliminary or permanent injunction or specific performance.

11.5	Procedures.

(a)       Promptly after the discovery by any Indemnified Party of any Loss or Losses, claim or breach, including any claim by a third party described in Section 11.5(c) hereof, that might give rise to indemnification hereunder, the Indemnified Party shall deliver to the Seller Parties a certificate (a “Claim Certificate”), which Claim Certificate shall:

(i)           state that the Indemnified Party has paid or properly accrued Losses, or reasonably anticipates that it may or will incur liability for Losses, for which such Indemnified Party is entitled to indemnification pursuant to this Agreement; and

(ii)         specify in reasonable detail, to the extent available, each individual item of Loss included in the amount so stated, the date (if any) such item was paid or properly accrued, the basis for any anticipated liability and the nature of the misrepresentation, default, breach of warranty or breach of covenant or claim to which each such item is related and, to the extent computable, the computation of the amount to which such Indemnified Party claims to be entitled hereunder.

(b)      In case the Seller Parties shall object to the indemnification of an Indemnified Party in respect of any claim or claims specified in any Claim Certificate (other than claims with respect to the Special Escrow which procedures are specified in Sections 2.2 and 11.2(c) hereof), the Seller Parties shall, within thirty (30) days after receipt by the Seller Parties of such Claim Certificate, deliver to the Indemnified Party a single written notice executed by both Seller Parties to such effect and the Indemnified Party shall, within the 30-day period beginning on the date of receipt by the Indemnified Party of such written objection, attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims to which the Seller Parties shall have so objected. If the Indemnified Party and the Seller Parties shall succeed in reaching agreement with respect to any of such claims, the Indemnified Party and the Seller Parties shall promptly prepare and sign a memorandum setting forth such agreement which shall be binding on the Indemnified Party and both Seller Parties. Should the Indemnified Party and the Seller Parties be unable to agree as to any particular item or items or amount or amounts, then the Indemnified Party shall be entitled to pursue its available remedies for resolving its claim for indemnification.

(c)       Third Party Claims. Promptly after the assertion by any third party of any claim against any Indemnified Party (a “Third Party Claim”) that, in the judgment of such Indemnified Party, may result in the incurrence by such Indemnified Party of Losses for which such Indemnified Party would be entitled to indemnification pursuant to this Agreement, such Indemnified Party shall deliver to the Seller Parties a Claim Certificate; provided, that no delay on the part of the Indemnified Party in notifying the Seller Parties shall relieve the Seller Parties of any liability or obligations hereunder, except to the extent that the Seller Parties have been materially prejudiced thereby, and then only to such extent. The Indemnified Party shall have the right in its sole discretion to conduct the defense of any such Third Party Claim; provided, that the Seller Parties shall not be liable to indemnify any Indemnified Party for any settlement of any such Third Party Claim effected without the prior written consent of the Seller Parties, which consent shall not be unreasonably withheld, conditioned or delayed. In the event an Indemnified Party has requested the consent of the Seller Parties to a settlement of a Third Party Claim and the Indemnified Party has not received a written consent or written objection, in each case executed in a single document by both Seller Parties, within three (3) Business Day (or such shorter time which would not unreasonably delay or prejudice the Third Party Claim) then the Indemnified Party, in its sole discretion shall be entitled to proceed with the settlement of such Third Party Claim and shall be entitled to indemnification for the amounts of any Loss relating thereto. If any such action or claim is settled with the prior written consent of the Seller Parties, or if there be a final judgment for the plaintiff in any such action, the Indemnified Party shall be entitled to indemnification for the amount of any Loss relating thereto.

(d)      Claims for Losses specified in any Claim Certificate to which both Seller Parties did not object in a single writing executed by both Seller Parties within thirty (30) days of receipt of such Claim Certificate, claims for Losses covered by a memorandum of agreement of the nature described in Section 11.5(b) and claims for Losses the validity and amount of which have been the subject of resolution by arbitration or of a final non-appealable judicial determination are hereinafter referred to, collectively, as “Agreed Claims.” The Indemnified Party shall be entitled to payment for any Agreed Claims within ten (10) Business Days of the determination of the amount of any such Agreed Claims.

11.6       No Subrogation. Following the Closing, neither the Seller Party shall have any right of indemnification, contribution or subrogation against the Company with respect to any indemnification made by or on behalf of any Seller Party under Section 11.3 if the Closing and the transactions contemplated by this Agreement are consummated.

11.7       Tax Effecting Indemnification Payment. To the extent that any amount paid or payable to Buyer under Section 11.3 is subject to Tax, the Seller Parties shall pay an additional amount to Buyer such that, after payment of Tax on such amounts, Buyer will have, or will have received a net amount equal to the amount that Buyer would have received under Section 11.3 by the Seller Parties if the amount had not been subject to Tax.

11.8       Purchase Price Adjustment. The Buyer, the Company and the Seller Parties agree to treat each indemnification payment pursuant to this Article XI as an adjustment to the Purchase Price for all Tax purposes and shall take no position contrary thereto unless required to do so by applicable Tax Law pursuant to a determination as defined in Section 1313(a) of the Code.

ARTICLE XII

TERMINATION, AMENDMENT AND WAIVER

12.1       Termination. This Agreement may be terminated and the Closing abandoned at any time prior to the Closing Date:

(a)	by written agreement of the Buyer and the Seller Parties;

(b)      by either the Buyer or the Seller Parties if: (i) the Closing Date has not occurred by June 30, 2006 (the “Termination Date”); provided, that the right to terminate this Agreement under this Section 12.1(b)(i) shall not be available to any party whose failure to fulfill any obligation hereunder has been the cause of, or resulted in, the failure of the Closing Date to occur on or before the Termination Date and such action or failure constitutes a breach of this

Agreement; (ii) there shall be a final non-appealable order of a Governmental Entity in effect prohibiting consummation of the Closing; or (iii) there shall be any Law enacted, promulgated or issued or deemed applicable to the Closing by any Governmental Entity that would make consummation of the Closing illegal;

(c)      by the Buyer if there shall have been any action taken, or any Law enacted, promulgated or issued or deemed applicable to the Closing, by any Governmental Entity, which would prohibit the Buyer’s ownership of the Purchased Securities;

(d)      by the Buyer if it is not in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the Company or the Seller Parties and as a result of such breach the conditions set forth in Section 10.3(a) or 10.3(b), as the case may be, would not then be satisfied; provided, that if such breach is curable by the Company or the Seller Parties prior to the Termination Date through the exercise of its commercially reasonable efforts, then the Buyer may not terminate this Agreement under this Section 12.1(d) prior to the earlier of the Termination Date or that date which is fifteen (15) days following the Seller Parties receipt of written notice from the Buyer of such breach, it being understood that the Buyer may not terminate this Agreement pursuant to this Section 12.1(d) if such breach by the Company or the Seller Parties is cured within such 15-day period so that the conditions would then be satisfied; or

(e)      by the Seller Parties if they are not in material breach of their obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the Buyer and as a result of such breach the conditions set forth in Section 10.2(a) or 10.2(b), as the case may be, would not then be satisfied; provided, that if such breach is curable by the Buyer prior to the Termination Date through the exercise of its commercially reasonable efforts, then the Seller Parties may not terminate this Agreement under this Section 12.1(e) prior to the earlier of the Termination Date or that date which is fifteen (15) days following the Buyer’s receipt of written notice from the Seller Parties of such breach, it being understood that the Company may not terminate this Agreement pursuant to this Section 12.1(e) if such breach by the Buyer is cured within such 15-day period so that the conditions would then be satisfied.

Where action is taken to terminate this Agreement pursuant to Section 12.1, it shall be sufficient for such action to be authorized by the board of directors of the party taking such action.

12.2       Effect of Termination. Except as otherwise set forth in this Section 12.2, any termination of this Agreement under Section 12.1 will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 12.1, this Agreement shall be of no further force or effect, except (i) as set forth in Sections 8.3 and 8.4, Article XI, this Section 12.2, Section 12.3 and Article XIII, each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Nondisclosure Agreement, all of which obligations shall survive termination of this Agreement.

12.3       Amendment. Except as is otherwise required by applicable Law, prior to the Closing this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed by the Buyer, at least one of the Seller Parties, and the Company. Except as is otherwise required by applicable Law, after the Closing this Agreement may be amended at any time by execution of an instrument in writing signed by the Buyer and at least one of the Seller Parties.

12.4       Extension; Waiver. At any time prior to the Closing, the Buyer, on the one hand, and the Seller Parties, on the other, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of the other party hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, or (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if, and to the extent that, set forth in an instrument in writing signed on behalf of such party.

ARTICLE XIII

GENERAL PROVISIONS

13.1       Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if properly addressed: (i) if delivered personally, by commercial delivery service or by facsimile (with acknowledgment of a complete transmission), on the day of delivery or (ii) if delivered by registered or certified mail (return receipt requested) or by first class mail, three (3) Business Days after mailing. Notices shall be deemed to be properly addressed to any party hereto if addressed to the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to the Buyer, to:

The Descartes Systems Group Inc.

Descartes Systems Group

120 Randall Drive

Waterloo, Ontario, Canada N2V 1C6

Attention:	General Counsel
Telephone:	(519) 746-6114
Facsimile:	(519) 747-7037

with a copy (which shall not constitute notice) to:

Bingham McCutchen LLP

150 Federal Street

Boston, MA 02110

Attention:	Kevin M. Barry
Telephone:	(617) 951-8368
Facsimile:	(617) 951-8736

(b)	if to the Company, to:

Flagship Customs Services, Inc.

1010 Wayne Avenue

Suite 1225

Silver Spring, MD 20910

Telephone:	(301) 562-7790
Facsimile:	(301) 562-7795

with a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP

2300 N Street, N.W.

Washington, D.C. 20037

	Attention:	Jeffrey Grill
	Telephone:	(202) 663-9201
	Facsimile:	(202) 663-8007
(c)	if to FOLEY, to:

Robert E. Foley

_________________________

_________________________

Telephone: ________________

with a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP

2300 N Street, N.W.

Washington, D.C. 20037

	Attention:	Jeffrey Grill
	Telephone:	(202) 663-9201
	Facsimile:	(202) 663-8007
(d)	if to SLUTSKY, to:

Peter Slutsky

__________________________

__________________________

Telephone:	______________
Facsimile:	______________

with a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP

2300 N Street, N.W.

Washington, D.C. 20037

Attention:	Jeffrey Grill

	Telephone:	(202) 663-9201
	Facsimile:	(202) 663-8007
13.2	Construction. For purposes of this Agreement:

(a)      Whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b)      Any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)       The words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)      Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement, and exhibits and schedules to this Agreement or the Company Schedules, as the case may be.

(e)       The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(f)       Any reference to $, dollar, dollars, Dollar or Dollars shall mean United States dollars.

(g)      Any representation or warranty of the Seller Parties with respect to the business of the Company as “currently proposed to be conducted”, “currently planned”, “in development” or similar distinction including regarding its activities, products or business plan shall not be interpreted to mean that the Company has incurred capital expenditures in anticipation of such future business activities in excess of the assumptions provided in the Company’s business plan.

13.3       Entire Agreement; Assignment. Except for the Nondisclosure Agreement, this Agreement, the schedules and Exhibits hereto, and the documents and instruments and other agreements among the parties hereto referenced herein, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

13.4       Severability. In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

13.5       Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity.

13.6       Expenses. In the event the Closing is not consummated, all fees and expenses incurred in connection with the transaction contemplated by this Agreement and the Related Agreements, including all legal, accounting, tax and financial advisory, consulting, investment banking and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the Related Agreements and the transactions contemplated hereby and thereby shall be the obligation of the party incurring such fees and expenses.

13.7	Successors and Assigns; Parties in Interest.

(a)       This Agreement shall be binding upon each Seller Party and each of their respective personal representatives, executors, administrators, estates, heirs, successors and assigns (if any) and the Buyer and their respect successors and assigns, if any. This Agreement shall inure to the benefit of the parties hereto and their respective successors and assigns (if any).

(b)      No Party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the Buyer and the Selling Parties, except that the Buyer, may assign its rights and delegate its obligations hereunder to any Affiliate without the Selling Parties’ consent, but the Buyer shall remain jointly and severally liable with any such assignee(s) with respect to all obligations of the Buyer hereunder.

(c)      Except as provided in the following sentence, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, interests, benefits or other remedies of any nature under or by reason of this Agreement. This Agreement is intended to benefit the Indemnified Parties and each Indemnified Party shall be deemed a third-party beneficiary of this Agreement and this Agreement shall be enforceable by the Indemnified Parties. Except as set forth in this Section 13.7(c), none of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties and their respective successors and assigns, if any. It is expressly acknowledged that this Agreement shall not confer upon any Employee any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including, without limitation, in respect of the benefits matters addressed in this Agreement.

13.8       Waiver. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

13.9	Governing Law; Venue.

(a)       This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Delaware.

(b)      Unless otherwise explicitly provided in this Agreement, any action, claim, suit or proceeding relating to this Agreement or the enforcement of any provision of this Agreement shall be brought or otherwise commenced in any state or federal court located in the State of Delaware. Each party hereto (i) expressly and irrevocably consents and submits to the jurisdiction of each such court, and each appellate court located in the State of Delaware, in connection with any such proceeding; (ii) agrees that each such court shall be deemed to be a convenient forum; and (iii) agrees not to assert, by way of motion, as a defense or otherwise, in any such proceeding commenced in any such court, any claim that such party is not subject personally to the jurisdiction of such court, that such proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

(c)       The Seller Parties agree that, if any claim, action suit or proceeding is commenced against any Indemnified Party by any Person in or before any court or other tribunal anywhere in the world, then such Indemnified Party may proceed against the Seller Parties in or before such court or other tribunal with respect to any indemnification claim or other claim arising directly or indirectly from or relating directly or indirectly to such claim, action, suit or proceeding or any of the matters alleged therein or any of the circumstances giving rise thereto.

13.10    Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

13.11    Counterparts; Facsimile Delivery. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any signature page delivered by facsimile or electronic image transmission shall be binding to the same extent as an original signature page. Any party that delivers a signature page by facsimile or electronic image transmission shall deliver an original counterpart to any other party that requests such original counterpart.

IN WITNESS WHEREOF, each of the Buyer, the Company and each of the Seller Parties have executed this Agreement or have caused this Agreement to be executed by their duly authorized respective officers, all as of the date first written above.

FLAGSHIP CUSTOMS SERVICES, INC., By: (SIGNED) “Robert E. Foley” Name: Robert E. Foley Title: President	THE DESCARTES SYSTEMS GROUP INC., By: (SIGNED) “J. Scott Pagan” J. Scott Pagan General Counsel and Corporate Secretary
SELLER PARTIES:
By: (SIGNED) “Robert Edward Foley” Robert Edward Foley By: (SIGNED) “Peter Slutsky” Peter Slutsky